Form 10-K405, Exhibit 13
period 1995-12-31
XICOR INC
filed 1996-03-29
CIK 319191

                                                                    Exhibit 13.1

Management's Discussion & Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing on pages 8 to 15.

Results of Operations

Xicor's sales were $113.6 million in 1995, a 10% increase over 1994 sales of $103.4 million. Over the past several years, Xicor has been focusing its chip design efforts toward the development of new proprietary products, with the intent of increasing sales and gross profit margins. The growth in sales during 1995 was primarily due to increased sales of proprietary products. Proprietary product sales also increased in 1994 compared to 1993. Sales of commodity products decreased in 1994 compared to 1993 due to price attrition and the reduction of certain low margin sales, causing 1994 sales to be essentially level with 1993 sales of $104.4 million. While the number of units shipped increased during each of the last three years, unit prices have continually decreased, a pattern that is inherent to the semiconductor industry.

Gross profit as a percentage of sales was 39% in 1995, 34% in 1994 and 25% in 1993. The sequential improvement from 1993 to 1995 was due primarily to increased manufacturing efficiencies and a greater percentage of sales of products with higher margins. The gross profit margin in 1995 was also favorably impacted by a reduction in depreciation expense. These improvements continue to be partially offset by price erosion. Maintaining or increasing the gross profit percentage in 1996 is contingent upon increased sales, product mix and prices and successful execution of Xicor's plans to further improve manufacturing efficiencies.

Research and development expenses were 13% of sales in 1995, 14% in 1994 and 12% in 1993. Xicor is continuing to invest substantial funds in the development of innovative proprietary products and an advanced submicron manufacturing process with the goal of further improving the gross profit percentage by increasing the proportion of higher margin proprietary products and improving manufacturing efficiencies. Research and development activities require an increasing degree of complexity of design and manufacturing process and consequently a larger amount of funds is expected to be invested in research and development in 1996 than was invested in 1995.

Selling, general and administrative expenses represented 17% of sales in 1995, 18% in 1994 and 17% in 1993. Selling, general and administrative expenses increased 4% in absolute dollars from 1994 to 1995 to support higher revenue levels, but decreased as a percentage of sales due to ongoing cost control measures. Selling, general and administrative expenses increased from 1993 to 1994 primarily due to increased marketing and selling activities related to new product promotions and increased international selling expenses.

Interest expense remained relatively stable from 1994 to 1995 after decreasing in 1994 compared to 1993 due to normal principal payments on outstanding lease debt. Interest expense is expected to increase substantially in 1996 due to the financing of $4.7 million of capital equipment during the latter part of 1995 and the planned financing of approximately $15 million of capital equipment additions during 1996.

Interest income increased in both 1995 and 1994 primarily due to an increase in the average balance invested caused by funds generated from operations in 1995 and 1994 and, to a lesser extent, the upward trend in interest rates during 1994.

The provision for income taxes for 1995 and 1994 consisted primarily of federal and state minimum taxes, which result from limitations on the use of net operating loss carryforwards, and foreign taxes. No taxes were provided in 1993 due to the net loss. Net deferred tax assets of $34 million at December 31, 1995 remain fully reserved because of the uncertainty regarding the ultimate realization of these assets.

Xicor's return to profitability in 1994 was aided by a planned program to realign its product mix to maximize sales of higher margin proprietary products and selectively reduce sales of low margin commodity products. Order levels declined in the summer of 1994, largely due to the realignment of Xicor's product mix, which resulted in a lower sales level in the fourth quarter of 1994 compared to the first three quarters of 1994. Net income increased in 1995 compared to 1994 due to a substantial increase in orders in 1995 and resultant increase in sales and improvement in the gross profit percentage. Sales and gross profit improved sequentially each quarter in 1995 through the third quarter. Sales for the fourth quarter of 1995 remained at the third quarter 1995 run rate and the gross profit percentage decreased slightly due to capacity issues and related manufacturing inefficiencies that arose during the fourth quarter. Starting in the fourth quarter of 1995 and continuing through the first half of 1996, additional wafer production and test equipment is being installed to increase capacity and productivity.

Maintaining or improving operating results in 1996 is contingent upon increased order and sales levels, product mix and prices and successful execution of Xicor's plans to increase manufacturing capacity and further improve manufacturing efficiencies.

"Safe Harbor" Statement under the Private Securities Litigation Reform Act of
1995

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the expectation of increased capacity and productivity. Except for historical information, the matters discussed in this Annual Report are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. Factors that could cause actual results to differ materially include the following: Xicor's ability to have an appropriate amount of production capacity in a timely manner, fluctuations in customer demand, competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions, the timely development of new products and processes, general economic conditions and conditions specific to the semiconductor industry and the risk factors listed from time to time in Xicor's SEC reports, including but not limited to the "Factors Affecting Future Results" section below and Part I, Item 1. of the Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Xicor undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements which may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Factors Affecting Future Results

The semiconductor industry is highly competitive and characterized by rapidly changing technology and steadily declining product prices. Xicor's results of operations are affected by a wide variety of factors, including general economic conditions and conditions specific to the semiconductor industry, decreases in average selling price over the life of any particular product, the timing of new product introductions (both by Xicor and competitors), availability of new manufacturing technologies, the ability to secure intellectual property rights in a rapidly evolving market and the ability to have an appropriate amount of production capacity in a timely manner. The sales level in any specific quarter is also a function of orders received during that quarter, as customers continue to shorten lead times for purchase commitments. Consistent with industry practice, customer orders are generally subject to cancellation by the customer without penalty. Xicor may be at a disadvantage in competing with major domestic and foreign concerns that have significant financial resources, established and diverse product lines, worldwide vertically integrated production facilities and extensive research and development staffs.

The semiconductor industry is also characterized by substantial capital and research and development investment for products and processes. The rapid rate of technological change within the industry requires Xicor to continually develop new and improved products and processes to maintain its competitive position. Xicor expects to continue to invest in the research and development of new products and manufacturing processes in 1996 and beyond, although there can be no assurances that such research and development efforts or new products will be successful.

Due to the foregoing and other factors, past results are a much less reliable predictor of the future than is the case in many older, more stable and less dynamic industries. In addition, the securities of many high technology companies have historically been subject to extensive price and volume fluctuations that may adversely affect the market price of their common stock.

Adoption of New Accounting Pronouncement

In 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation." Only the disclosure requirements of this standard will be adopted by Xicor for the year ending December 31, 1996, and therefore there will be no impact on Xicor's consolidated financial position or results of operations.

Adoption of New Quarterly Accounting Calendar

Since inception, Xicor's quarterly accounting periods have consisted of three 12-week quarters and one 16-week fourth quarter. To make comparative analysis easier for Xicor shareholders and other potential investors, Xicor's quarterly accounting periods are being changed to four even 13-week quarters beginning in 1996. Xicor's fiscal year, which ends on the Sunday nearest December 31, will not change. In 1996, Xicor's quarters will end on March 31, June 30, September 29 and December 29.

Liquidity and Capital Resources

At December 31, 1995, Xicor had $35.4 million in cash, cash equivalents and short-term investments. Corresponding balances at the end of 1994 and 1993 were $20.6 million and $10.4 million, respectively. During 1995, Xicor generated $20.8 million of cash from operating activities and $1.6 million from the exercise of employee stock options, resulting in a $14.8 million net increase in Xicor's cash and short-term investment position after capital asset purchases of $4.8 million and long-term debt repayments of $2.8 million. Xicor used long-term financing to acquire additional capital assets of $4.7 million in 1995.

Capital expenditures for 1996 are presently planned at approximately $25 million consisting principally of production equipment to support anticipated sales growth in 1996 and beyond. Initially some of this equipment will be used in the development of an advanced manufacturing process and related products currently under development. Financing has been arranged for approximately $6 million of the planned 1996 equipment acquisitions. Xicor is presently investigating additional equipment financing. At December 31, 1995, Xicor had entered into commitments for equipment purchases and leasehold improvements aggregating approximately $11.5 million.

Xicor has a line of credit agreement with a financial institution that expires March 31, 1997, provides for borrowings of up to $7.5 million against eligible accounts receivable and is secured by all of Xicor's assets. Interest on borrowings is charged at the prime lending rate plus 2% and is payable monthly. At December 31, 1995, the entire $7.5 million was available to Xicor based on the eligible accounts receivable balances and the borrowing formulas. To date, no amounts have been borrowed under this line of credit. Management believes that currently available cash and equipment financing and expected cash flow from operations will be adequate to support Xicor's operations for the next twelve months.

Consolidated Balance Sheets

                                                                       December 31,
                                                                      1995              1994
                                                              ------------------------------
Assets
Current assets:
         Cash and cash equivalents                            $ 17,259,000      $ 14,754,000
         Short-term investments                                 18,136,000         5,886,000
         Accounts receivable                                    13,430,000        11,060,000
         Inventories                                            11,977,000        15,234,000
         Prepaid expenses and other current assets                 902,000           610,000
                                                              ------------------------------
                  Total current assets                          61,704,000        47,544,000
Property, plant and equipment, at cost
         less accumulated depreciation                          17,369,000        15,383,000
Other assets                                                       366,000           356,000
                                                              ------------------------------
                                                              $ 79,439,000      $ 63,283,000
                                                              ------------------------------

Liabilities and Shareholders' Equity
Current liabilities:
         Accounts payable                                     $  6,128,000      $  5,976,000
         Accrued expenses                                        8,174,000         6,879,000
         Deferred income on shipments to distributors           13,394,000        12,190,000
         Current portion of obligations under capital leases     3,483,000         2,668,000
                                                              ------------------------------
                  Total current liabilities                     31,179,000        27,713,000
                                                              ------------------------------
Long-term obligations under capital leases                       5,229,000         4,186,000
                                                              ------------------------------

Commitments and contingencies

Shareholders' equity:
       Preferred stock; 5,000,000 shares authorized                      -                 -
       Common stock; 75,000,000 shares authorized;
                  18,524,202 and 18,022,727 shares
                  outstanding                                  122,431,000       120,820,000
       Accumulated deficit                                     (79,400,000)      (89,436,000)
                                                              ------------------------------
                                                                43,031,000        31,384,000
                                                              ------------------------------
                                                              $ 79,439,000      $ 63,283,000
                                                              ------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

                                                        Year Ended December 31,
                                                      1995            1994            1993
                                              --------------------------------------------
Net sales                                     $113,550,000    $103,386,000    $104,415,000
Cost of sales                                   69,214,000      68,056,000      78,725,000
                                              --------------------------------------------
         Gross profit                           44,336,000      35,330,000      25,690,000
                                              --------------------------------------------

Operating expenses:
         Research and development               15,270,000      14,085,000      12,847,000
         Selling, general and administrative    19,474,000      18,779,000      18,026,000
                                              --------------------------------------------
                                                34,744,000      32,864,000      30,873,000
                                              --------------------------------------------
Income (loss) from operations                    9,592,000       2,466,000      (5,183,000)
Interest expense                                  (605,000)       (618,000)       (840,000)
Interest income                                  1,584,000         580,000         206,000
                                              --------------------------------------------
Income (loss) before income taxes               10,571,000       2,428,000      (5,817,000)
Provision for income taxes                         535,000         129,000               -
                                              --------------------------------------------
Net income (loss)                             $ 10,036,000    $  2,299,000    $ (5,817,000)
                                              --------------------------------------------
Net income (loss) per share                   $        .53    $        .13    $       (.32)
                                              --------------------------------------------
Average common shares and equivalents           19,031,000      18,364,000      17,988,000
                                              --------------------------------------------

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                             Year Ended December 31,
                                                            1995           1994          1993
                                                    -----------------------------------------
Cash flows from operating activities:
    Net income(loss)                                $ 10,036,000   $  2,299,000   $(5,817,000)
    Adjustments to reconcile net
        income (loss) to cash provided
        by operating activities:
        Depreciation and amortization                  7,482,000     12,425,000    14,581,000
        Changes in assets and liabilities:
         Accounts receivable                          (2,370,000)     3,433,000    (3,913,000)
         Inventories                                   3,257,000     (2,293,000)    3,504,000
         Prepaid expenses and other
             current assets                             (292,000)      (213,000)     (136,000)
         Other assets                                    (10,000)         9,000        41,000
         Accounts payable and accrued expenses         1,447,000     (2,189,000)   (2,676,000)
         Deferred income on shipments
             to distributors                           1,204,000      1,442,000     4,455,000
                                                    -----------------------------------------
Net cash provided by operating activities             20,754,000     14,913,000    10,039,000
                                                    -----------------------------------------
Cash flows from investing activities:
    Investments in plant and equipment, net           (4,762,000)    (1,290,000)   (2,325,000)
    Purchases of short-term investments              (26,315,000)   (10,893,000)   (3,524,000)
    Maturities of short-term investments              14,065,000      7,017,000     2,512,000
                                                    -----------------------------------------
Net cash used for investing activities               (17,012,000)    (5,166,000)   (3,337,000)
                                                    -----------------------------------------
Cash flows from financing activities:
    Repayments of obligations under capital leases    (2,848,000)    (3,393,000)   (2,610,000)
    Proceeds from sale of common stock
        to employees                                   1,611,000         53,000         1,000
                                                    -----------------------------------------
Net cash used for financing activities                (1,237,000)    (3,340,000)   (2,609,000)
                                                    -----------------------------------------
Increase in cash and cash equivalents                  2,505,000      6,407,000     4,093,000
Cash and cash equivalents at beginning of year        14,754,000      8,347,000     4,254,000
                                                    -----------------------------------------
Cash and cash equivalents at end of year            $ 17,259,000   $ 14,754,000   $ 8,347,000
                                                    -----------------------------------------

Supplemental information:
Cash paid during the year for:
    Interest expense                                $    608,000   $    619,000   $   845,000
    Income taxes                                         248,000        134,000        83,000
Equipment acquired pursuant to
    capital leases                                     4,706,000      3,402,000             -

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

                                    Common Stock           Accumulated
                                  Shares      Amount         Deficit         Total
                              ----------------------------------------------------
Balance at December 31, 1992  17,987,552  $120,766,000  $(85,918,000)  $34,848,000
Exercise of stock options          1,500         1,000             -         1,000
Net loss                               -             -    (5,817,000)   (5,817,000)
                              ----------------------------------------------------
Balance at December 31, 1993  17,989,052   120,767,000   (91,735,000)   29,032,000
Exercise of stock options         33,675        53,000             -        53,000
Net income                             -             -     2,299,000     2,299,000
                              ----------------------------------------------------
Balance at December 31, 1994  18,022,727   120,820,000   (89,436,000)   31,384,000
Exercise of stock options        501,475     1,611,000             -     1,611,000
Net income                             -             -    10,036,000    10,036,000
                              ----------------------------------------------------
Balance at December 31, 1995  18,524,202  $122,431,000  $(79,400,000)  $43,031,000
                              ----------------------------------------------------

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Note 1--The Company and its significant accounting policies:

Xicor, Inc. (Xicor) operates in a single industry segment and is engaged in the development, manufacture and sale of semiconductor devices.

Export sales, principally to customers in Europe and the Far East, were $53,136,000 in 1995, $51,882,000 in 1994 and $48,358,000 in 1993. One customer accounted for 14% and 12% of Xicor's revenues in 1995 and 1994, respectively. No customer accounted for 10% of revenues in 1993.

Xicor has adopted accounting practices which are generally accepted in the industry in which it operates. Following are Xicor's significant accounting policies:

Fiscal year

Xicor's fiscal year ends on the Sunday nearest December 31. For purposes of financial statement presentation, each fiscal year is deemed to have ended on December 31.

Principles of consolidation

The consolidated financial statements include the accounts of Xicor and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

Cash equivalents and short-term investments

Cash equivalents and short-term investments consist principally of United States Government Treasury Bills and certificates of deposit. Highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. All investments are classified as "held-to-maturity securities" and are valued at amortized cost, which approximates fair market value.

Concentrations of credit risk

Financial instruments which potentially subject Xicor to concentrations of credit risk consist principally of cash equivalents and short-term investments and accounts receivable. Xicor invests primarily in United States Government Treasury Bills and certificates of deposit and places its investments with high-credit-quality financial institutions. Xicor's accounts receivable are derived from sales to original equipment manufacturers and distributors serving a variety of industries located primarily in the United States, Europe and the Far East. Xicor performs ongoing credit evaluations of its customers and to date has not experienced any material losses.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis for raw materials and supplies, and a standard cost basis (which approximates first-in, first-out) for work in process and finished goods.

Property and equipment

Depreciation for financial reporting purposes is computed using the straight-line method and the assets' estimated useful lives, principally five years. Amortization of capitalized leased building and building improvements, and of leasehold improvements, is computed over the shorter of the remaining terms of the leases or the estimated useful lives of the improvements. Construction in progress consists of leasehold improvements not completed and equipment received but not yet placed in service.

Revenue recognition

Certain of Xicor's sales are made to distributors under agreements allowing rights of return and price protection on unsold merchandise. Such sales are not recognized until the merchandise is sold by the distributors. Amounts billed to the distributors are included as accounts receivable and the related gross profit is deferred and reflected as a current liability until the merchandise is sold by the distributors. Revenue from all other product sales is recognized upon shipment.

Net income (loss) per share

Net income (loss) per share is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Income taxes

The provision for income taxes is determined in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements and tax returns. The measurement of deferred tax assets may be reduced by a valuation allowance.

Notes to Consolidated Financial Statements

Note 2--Balance sheet detail:

                                                       December 31,
                                                  1995                      1994
                                          --------------------------------------
Inventories:
         Raw materials and supplies       $  3,996,000              $  1,686,000
         Work in process                     3,497,000                 8,048,000
         Finished goods                      4,484,000                 5,500,000
                                          --------------------------------------
                                          $ 11,977,000              $ 15,234,000
                                          --------------------------------------
Property, plant and equipment:
         Leased building and
                  building improvements   $  1,602,000              $  1,602,000
         Leasehold improvements             16,679,000                16,558,000
         Equipment                          76,981,000                72,763,000
         Furniture and fixtures              1,699,000                 1,680,000
         Construction in progress            5,245,000                   950,000
                                          --------------------------------------
                                           102,206,000                93,553,000
         Accumulated depreciation          (84,837,000)              (78,170,000)
                                          --------------------------------------
                                          $ 17,369,000              $ 15,383,000
                                          --------------------------------------
 Accrued expenses:
         Accrued wages and
                  employee benefits       $  4,089,000               $  2,890,000
         Other accrued expenses              4,085,000                  3,989,000
                                          ---------------------------------------
                                          $  8,174,000              $  6,879,000
                                          --------------------------------------

Accounts receivable

Accounts receivable at December 31, 1995 and 1994 are presented net of an allowance for doubtful accounts of $500,000.

Note 3--Leasing arrangements and commitments:

Xicor leases its facilities and certain equipment under non-cancelable lease agreements. Xicor's major facilities leases expire at various dates through 2001 and provide for renewal options to extend the leases for up to 15 years. These leases provide for increased rental rates, generally based on the Consumer Price Index with specified limitations, at various times during the lease terms and during the renewal periods. Equipment leases are generally for terms of three to four years and require Xicor to pay property taxes, insurance and maintenance and repair costs.

Leases which meet certain specific criteria are considered capital leases and, accordingly, are accounted for as the acquisition of an asset and the incurrence of a liability. Upon expiration of the related lease, the then fully depreciated asset (and the related accumulated depreciation) are removed from the accounts. Assets recorded under capital leases were as follows:

                                                   December 31,
                                               1995                    1994
                                       ------------------------------------
Leased building and building
         improvements                  $ 1,602,000              $ 1,602,000
Equipment                               13,618,000               10,135,000
                                       ------------------------------------
                                        15,220,000               11,737,000

Accumulated depreciation                (6,650,000)              (3,889,000)
                                       ------------------------------------
                                       $ 8,570,000              $ 7,848,000
                                       ------------------------------------

Minimum future lease payments under all non-cancelable leases as of December 31, 1995 were as follows:

                                                       Capital         Operating
                                                        Leases            Leases
                                                   -----------------------------
Years:
         1996                                      $ 4,076,000       $ 2,992,000
         1997                                        3,051,000         2,923,000
         1998                                        1,437,000         2,853,000
         1999                                        1,399,000         3,168,000
         2000                                                -           554,000
         2001                                                -           185,000
                                                   -----------------------------
Total minimum lease payments                         9,963,000       $12,675,000
                                                                     -----------
Less amount representing interest                   (1,251,000)
                                                   -----------
Present value of minimum
         lease payments                              8,712,000
Less current portion                                (3,483,000)
                                                   -----------
Long-term lease obligation                         $ 5,229,000
                                                   -----------

Total rental expense under all non-capitalized leases was as follows (including month-to-month rentals): 1995--$2,423,000; 1994--$2,604,000; 1993--$2,540,000.

Note 4--Line of credit agreement:

Xicor has a line of credit agreement with a financial institution which expires on March 31, 1997 and provides for borrowings of up to 80% of eligible accounts receivable, not to exceed $7.5 million. Interest is charged at the prime lending rate plus 2%, with a minimum rate of 8%, and is payable monthly. This credit facility is secured by all the assets of Xicor. The agreement contains restrictions which, among other things, preclude the payment of dividends, stock repurchases and the sale of assets other than in the normal course of business.

Note 5--Stock options:

Xicor has two stock option plans for its employees, the 1979 Plan, under which no further options may be granted, and the 1990 Plan. In 1995 the Board of Directors, subject to shareholder

Notes to Consolidated Financial Statements

approval, increased the number of shares that may be issued under the 1990 Plan from 1,500,000 to 2,400,000. At December 31, 1995, options for 367,500 shares had been granted subject to such shareholder approval. These options are included in the table below.

In April 1995, Xicor adopted the 1995 Director Option Plan, under which 200,000 shares of common stock have been reserved for issuance. The Plan provides for an initial grant of 20,000 options to each of the Company's directors and automatic annual grants of 5,000 options thereafter. As of December 31, 1995, options for 100,000 shares had been granted under the Director Plan.

Options under all plans generally are exercisable in 25% annual increments and expire no later than ten years from date of grant. All outstanding options were granted at 100% of the fair market value of the stock at the date of grant. The following table summarizes the option activity under all plans.

                                                       December 31,
                                                 1995        1994        1993
                                            ---------------------------------
Outstanding at
         beginning of year                  1,582,575   1,779,463   1,598,375
Granted                                       818,000      50,000     631,300
Cancelled                                    (215,662)   (213,213)   (448,712)
Exercised                                    (501,475)    (33,675)     (1,500)
                                            ---------------------------------
Outstanding at end of year                  1,683,438   1,582,575   1,779,463
                                            ---------------------------------
Exercisable at end of year                    645,188   1,023,200     936,438
                                            ---------------------------------
Options available for grant                   950,400     537,075     488,350
                                            ---------------------------------

Options outstanding at December 31, 1995 were granted at exercise prices ranging from $0.69 to $11.00 per share, with an average option exercise price of $3.28 per share. At December 31, 1995, 2,658,838 shares of common stock were reserved for issuance of stock options.

Note 6--Employee Incentive Cash Bonus Profit Sharing Program:

Xicor has an Employee Incentive Cash Bonus Profit Sharing Program (the "Program"). Under the Program, twice a year (two profit sharing periods) 5% to 15% of Xicor's consolidated operating income, excluding certain non-product revenues, is distributed to employees. The exact percentage to be distributed is determined by a Committee of the Board of Directors; however, in no event may the distribution result in a net loss after taxes to Xicor for any profit sharing period. Profit sharing bonuses relating to 1995 and 1994 totaled $1,062,000 and $370,000, respectively. No profit sharing bonuses were distributed in 1993.

Note 7--Income taxes:

The current income tax provision consists of the following:

                                                    Year Ended December 31,
                                                        1995                1994
                                               ---------------------------------
Federal                                        $171,000                 $ 49,000
State                                            72,000                    9,000
Foreign                                         292,000                   71,000
                                               ---------------------------------

                                               $535,000                 $129,000
                                               ---------------------------------

The reconciliation between the amount computed by applying the U.S. Federal statutory rate and the reported tax expense is as follows:

                                                   Year Ended December 31,
                                               1995                         1994
                                              ----------------------------------
Federal statutory rate                         35.0%                        35.0%
Utilization of previously
         reserved net operating losses        (24.3)                       (27.8)
Other                                          (5.4)                        (1.9)
                                              ----------------------------------
                                                5.3%                         5.3%
                                              ----------------------------------

Deferred tax assets (liabilities) are comprised of the following:

                                                                  December 31,
                                                             1995                      1994
                                                     --------------------------------------
Deferred tax assets:
         Federal and state loss and
                  credit carryforwards               $ 21,056,000             $ 24,701,000
         Capitalized research
                  and development                       2,946,000                4,176,000
         Inventory reserves
                  and basis differences                 4,948,000                3,929,000
         Deferred income on
                  shipments to distributors             2,112,000                1,898,000
         Depreciation                                   2,041,000                2,146,000
         Other                                          2,282,000                2,498,000
                                                     -------------------------------------
                                                       35,385,000               39,348,000
         Deferred tax liabilities                      (1,196,000)              (1,363,000)
         Deferred tax assets
                  valuation allowance                 (34,189,000)             (37,985,000)
                                                     -------------------------------------
         Net deferred taxes                          $          -             $          -
                                                     -------------------------------------

Notes to Consolidated Financial Statements

The deferred tax assets valuation allowance is attributed to U.S. Federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of the net deferred tax assets such that a full valuation allowance is required.

At December 31, 1995, Xicor had Federal tax net operating loss carryforwards and general business credit carryforwards of approximately $47,000,000 and $3,000,000, respectively. These carryforwards expire in varying amounts from 1996 through 2009. The net operating loss carryforward includes approximately $7,000,000 resulting from employee exercises of non-incentive stock options, the tax benefit of which, when realized, will be accounted for as an addition to common stock rather than as a reduction of the provision for income taxes. At December 31, 1995, Xicor also had California state tax net operating loss and credit carryforwards of approximately $8,000,000 and $1,000,000, respectively. These carryforwards expire in varying amounts from 1997 to 2005. Availability of the net operating loss and general business credit carryforwards may potentially be reduced in the event of certain substantial changes in equity ownership.

Note 8--Contingencies:

In the normal course of business, Xicor receives and makes inquiries with regard to possible patent infringement. Where deemed advisable, Xicor may seek to enter into or extend licenses or negotiate settlements. Outcomes of such negotiations may not be determinable at any one point in time; however, management currently does not believe that such licenses or settlements will materially affect Xicor's financial position or results of operations.


Report of Independent Accountants

To the Shareholders and Board of Directors of Xicor, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Xicor, Inc. and its subsidiaries at December 31, 1995 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

San Jose, California
January 24, 1996

Financial Operating Information

                                                             Year Ended December 31,
                                             1995           1994           1993           1992           1991
                                     ------------------------------------------------------------------------
Operations Data:
Net sales                            $113,550,000   $103,386,000   $104,415,000   $ 93,017,000   $ 93,822,000
Cost of sales                          69,214,000     68,056,000     78,725,000     73,792,000     68,951,000
                                     ------------------------------------------------------------------------
         Gross profit                  44,336,000     35,330,000     25,690,000     19,225,000     24,871,000
                                     ------------------------------------------------------------------------

Operating expenses:
         Research and development      15,270,000     14,085,000     12,847,000     22,448,000     23,781,000
         Selling, general and
           administrative              19,474,000     18,779,000     18,026,000     17,960,000     17,143,000
         Restructuring charge                   -              -              -      7,979,000              -
                                     ------------------------------------------------------------------------
                                       34,744,000     32,864,000     30,873,000     48,387,000     40,924,000
                                     ------------------------------------------------------------------------
Income (loss) from operations           9,592,000      2,466,000     (5,183,000)   (29,162,000)   (16,053,000)
Interest expense                         (605,000)      (618,000)      (840,000)      (849,000)      (580,000)
Interest income                         1,584,000        580,000        206,000        506,000        980,000
                                     ------------------------------------------------------------------------
Income (loss) before income taxes      10,571,000      2,428,000     (5,817,000)   (29,505,000)   (15,653,000)
Provision for income taxes                535,000        129,000              -              -              -
                                     ------------------------------------------------------------------------
Net income (loss)                    $ 10,036,000   $  2,299,000   $ (5,817,000)  $(29,505,000)  $(15,653,000)
                                     ------------------------------------------------------------------------
Net income (loss) per share          $        .53   $        .13   $       (.32)  $      (1.64)  $       (.87)
                                     ------------------------------------------------------------------------
Average common shares
         and equivalents               19,031,000     18,364,000     17,988,000     17,988,000     17,988,000
                                     ------------------------------------------------------------------------

                                                               December 31,
                                       1995           1994           1993            1992             1991
                               ---------------------------------------------------------------------------
Balance Sheet Data:
         Working capital       $ 30,525,000   $ 19,831,000   $  9,627,000   $   5,913,000   $   21,884,000
         Total assets            79,439,000     63,283,000     61,669,000      68,316,000       95,998,000
         Long-term debt           5,229,000      4,186,000      4,076,000       6,843,000        6,780,000
         Accumulated deficit    (79,400,000)   (89,436,000)   (91,735,000)    (85,918,000)     (56,413,000)
         Shareholders' equity    43,031,000     31,384,000     29,032,000      34,848,000       64,353,000

Financial Information by Quarter (Unaudited)

The following table sets forth unaudited financial information for each quarterly reporting period in the two fiscal years ended December 31, 1995 and 1994:

                                                                       1995
                                               First            Second            Third         Fourth(1)
                                         ----------------------------------------------------------------
Net sales                                $23,535,000       $25,683,000      $27,931,000       $36,401,000
Cost of sales                             14,562,000        15,696,000       16,569,000        22,387,000
Research and development                   3,458,000         3,459,000        3,981,000         4,372,000
Selling, general and administrative        4,342,000         4,592,000        4,718,000         5,822,000
Net income                                 1,233,000         2,026,000        2,766,000         4,011,000
Net income per share                             .07               .11              .14               .21
Common Stock Market price range(2) High      2-15/16             7-5/8                9           8-11/16
                                   Low             2             2-1/4            5-1/2            6-1/16

                                                                       1994
                                               First            Second            Third         Fourth(1)
                                         ----------------------------------------------------------------
Net sales                                $24,768,000       $24,783,000      $23,276,000       $30,559,000
Cost of sales                             17,018,000        16,420,000       15,180,000        19,438,000
Research and development                   2,773,000         3,102,000        3,365,000         4,845,000
Selling, general and administrative        4,368,000         4,508,000        4,217,000         5,686,000
Net income                                   511,000           684,000          471,000           633,000
Net income per share                             .03               .04              .03               .03
Common Stock Market price range(2) High        3-1/8           2-15/16          2-15/16             2-3/4
                                   Low         1-1/2            2-3/16            1-5/8             1-7/8

(1)  Fourth quarter consisted of 16 weeks; other quarters consisted of 12 weeks.
(2) Xicor's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market(SM) under the symbol: XICO. The above table sets forth the high and low sales prices for the Common Stock as reported by Nasdaq for each calendar quarter. There were approximately 1,720 shareholders of record on December 31, 1995. Xicor has never paid dividends and does not anticipate paying any dividends in the foreseeable future.