Form 10-K405, Exhibit 13
period 1996-12-31
XICOR INC
filed 1997-03-27
CIK 319191

                                                                   EXHIBIT 13.1

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing on pages 8 to 14.

RESULTS OF OPERATIONS

Xicor's sales were $123.5 million in 1996 compared to $113.6 million in 1995 and $103.4 million in 1994. Xicor has been focusing its chip design efforts toward the development of new proprietary products, with the intent of increasing sales and gross profit margins, and the overall growth in sales in 1996 and 1995 reflects increased sales of proprietary products. Production and test equipment brought on-line in late 1995 and 1996 increased capacity and contributed to the 1996 sales increase.

Gross profit as a percentage of sales was 40% in 1996, 39% in 1995 and 34% in 1994. The sequential improvement from 1994 to 1996 was due primarily to increased manufacturing efficiencies and a greater percentage of sales of products with higher margins. A reduction in depreciation expense subsequent to 1994 also favorably impacted the gross profit margin. These improvements continue to be partially offset by price erosion.

Research and development expenses were 12% of sales in 1996, 13% in 1995 and 14% in 1994. Xicor continues to invest substantial funds in the development of innovative proprietary products and an advanced submicron manufacturing process. Xicor has also started to redesign certain key commodity products for cost reduction based on smaller chip sizes. Xicor's strategy is to develop new innovative products and process technologies to facilitate long-term growth through reduced product costs and higher gross margins. Research and development activities require an increasing degree of complexity of design and manufacturing process and consequently a larger amount of funds is expected to be invested in research and development in 1997 than was invested in 1996.

Selling, general and administrative expenses represented 16% of sales in 1996, 17% in 1995 and 18% in 1994. Selling, general and administrative expenses increased 4% in absolute dollars in both 1996 and 1995 to support higher sales, but decreased as a percentage of sales due to higher sales and ongoing cost control measures.

Interest expense increased in 1996 compared to 1995 after remaining flat from 1994 to 1995 due to the financing of $4.7 million of capital equipment acquisitions during the latter part of 1995 and $15.9 million during 1996. Interest expense is expected to increase further in 1997 due to the 1996 capital equipment financing and the planned financing of additional capital equipment acquisitions in 1997.

Interest income increased in both 1996 and 1995 primarily due to an increase in the average balance invested caused by funds generated from operations in 1996 and 1995.

The provision for income taxes for the three years ended December 31, 1996 consisted primarily of federal and state minimum taxes, which resulted from limitations on the use of net operating loss carryforwards, and foreign taxes. Net deferred tax assets of $30.7 million at the end of 1996 remain fully reserved because of the uncertainty regarding the ultimate realization of these assets as outlined below.

Net income increased sequentially in 1996 and 1995 primarily due to increased sales and reduced depreciation expense. While production and test equipment brought on-line in late 1995 and 1996 increased capacity and contributed to the 1996 sales increase, sales were constrained by insufficient product availability mostly due to equipment issues, particularly in the fourth quarter. Today's fast moving electronics market is characterized by an ordering pattern requiring short-term deliveries. Thus Xicor's limited availability of certain products contributed to reduced orders in the latter part of the fourth quarter of 1996, affecting sales in that quarter with continuing impact on first quarter 1997 sales.

Additionally, Xicor's cost level increased during 1996 as a result of upgrading equipment and increasing the workforce in its wafer fabrication facility. To cover these costs and further cost increases in 1997 due to plans to install additional equipment, sales must grow substantially. To achieve such growth, Xicor will more actively market commodity products, which represent the bulk of the E2PROM market. However, competitive pressure on prices of commodity products will generate lower gross margins until production and sales reach a level sufficient to spread costs effectively. Xicor estimates it will take at least half a year to substantially increase sales and anticipates that sales for the first two quarters of 1997 will not be sufficient to maintain the fourth quarter 1996 level of profitability unless orders for shipment in the first two quarters of 1997 strengthen substantially. There can be no assurance that sales will increase and product costs decrease sufficiently to maintain or improve profitability in 1997.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM
ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the expectation of improved product availability, cost-effective utilization of our wafer fabrication facility, successful development of a submicron manufacturing process, increased production capacity, orders and gross margins, and sales growth. Except for historical information, the matters discussed in this Annual Report are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. Factors that could cause actual results to differ materially include the following: Xicor's ability to have an appropriate amount of production capacity in a timely manner, fluctuations in customer demand, competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions, the timely development of new products and processes, general economic conditions and conditions specific to the semiconductor industry and the risk factors listed from time to time in Xicor's SEC reports, including but not limited to the "Factors Affecting Future Results" section below and Part I, Item 1. of the Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Xicor undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements which may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FACTORS AFFECTING FUTURE RESULTS

The semiconductor industry is highly competitive and characterized by rapidly changing technology and steadily declining product prices. Xicor's results of operations are affected by a wide variety of factors, including general economic conditions and conditions specific to the semiconductor industry, decreases in average selling price over the life of any particular product, the timing of new product introductions (both by Xicor and competitors), availability of new manufacturing technologies, the ability to secure intellectual property rights in a rapidly evolving market and the ability to have an appropriate amount of production capacity in a timely manner. The sales level in any specific quarter is also a function of orders received during that quarter, as customers continue to shorten lead times for purchase commitments. Consistent with industry practice, customer orders are generally subject to cancellation by the customer without penalty. Xicor may be at a disadvantage in competing with major domestic and foreign concerns that have significant financial resources, established and diverse product lines, worldwide vertically integrated production facilities and extensive research and development capabilities.

The semiconductor industry is also characterized by substantial capital and research and development investment for products and processes. The rapid rate of technological change within the industry requires Xicor to continually develop new and improved products and processes to maintain its competitive position. Xicor expects to continue to invest in the research and development of new products and manufacturing processes in 1997 and beyond, although there can be no assurances that such research and development efforts or new products will be successful.

Due to the foregoing and other factors, past results are a much less reliable predictor of the future than is the case in many older, more stable and less dynamic industries. In addition, the securities of many high technology companies including those of Xicor have historically been subject to extensive price and volume fluctuations that may adversely affect the market price of their common stock.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1996, Xicor had $41.6 million in cash, cash equivalents and short-term investments. Corresponding balances at the end of 1995 and 1994 were $35.4 million and $20.6 million, respectively. During 1996, Xicor generated $19.3 million of cash from operating activities and $1.1 million from the exercise of employee stock options, resulting in a $6.2 million net increase in Xicor's cash and short-term investment position after capital asset purchases of $9.0 million and long-term debt repayments of $5.2 million. Xicor used long-term financing to acquire additional capital assets of $15.9 million in 1996.

During 1997 Xicor expects to use cash to finance inventory growth, leasehold improvements and certain equipment purchases. Capital expenditures for 1997 are presently planned at approximately $25 million consisting principally of production equipment. Xicor is presently investigating financing for a large portion of the planned equipment additions. At December 31, 1996, Xicor had entered into commitments for equipment purchases and leasehold improvements aggregating approximately $8 million.

Xicor has a line of credit agreement with a financial institution that expires March 31, 1998, provides for borrowings of up to $7.5 million against eligible accounts receivable and is secured by all of Xicor's assets. Interest on borrowings is charged at the prime lending rate plus 2% and is payable monthly. At December 31, 1996, the entire $7.5 million was available to Xicor based on the eligible accounts receivable balances and the borrowing formulas. To date, no amounts have been borrowed under this line of credit. Management believes that currently available cash, expected equipment financing and expected cash flow from operations will be adequate to support Xicor's operations for the next twelve months.

CONSOLIDATED BALANCE SHEETS


                                                            DECEMBER 31,
                                                   ----------------------------
                                                       1996          1995
                                                  -------------  -------------
Assets
Current assets:
  Cash and cash equivalents                        $ 20,414,000  $ 17,259,000
  Short-term investments                             21,159,000    18,136,000
  Accounts receivable                                11,611,000    13,430,000
  Inventories                                        19,354,000    11,977,000
  Prepaid expenses and other current assets           1,384,000       902,000
                                                   ------------  ------------
     Total current assets                            73,922,000    61,704,000
Property, plant and equipment, at cost
  less accumulated depreciation                      33,992,000    17,369,000
Other assets                                            300,000       366,000
                                                   ------------  ------------
                                                   $108,214,000  $ 79,439,000
                                                   ============  ============


Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                 $  9,979,000  $  6,128,000
  Accrued expenses                                    7,216,000     8,174,000
  Deferred income on shipments to
    distributors                                     13,725,000    13,394,000
  Current portion of long-term obligations            5,868,000     3,483,000
                                                   ------------  ------------
     Total current liabilities                       36,788,000    31,179,000
                                                   ------------  ------------
Long-term obligations                                13,469,000     5,229,000
                                                   ------------  ------------

Commitments and contingencies

Shareholders' equity:
  Preferred stock; 5,000,000 shares authorized               --            --
  Common stock; 75,000,000 shares authorized;
    18,873,252 and 18,524,202 shares outstanding    123,522,000   122,431,000
  Accumulated deficit                               (65,565,000)  (79,400,000)
                                                   ------------  ------------
                                                     57,957,000    43,031,000
                                                   ------------  ------------
                                                   $108,214,000  $ 79,439,000
                                                   ============  ============


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS


                                                                  YEAR ENDED DECEMBER 31,
                                                        -----------------------------------------
                                                             1996        1995            1994
                                                        -----------------------------------------
Net sales                                               $123,514,000  $113,550,000   $103,386,000
Cost of sales                                             74,303,000    69,214,000     68,056,000
                                                        ------------  ------------   ------------
  Gross profit                                            49,211,000    44,336,000     35,330,000
                                                        ------------  ------------   ------------

Operating expenses:
  Research and development                                15,074,000    15,270,000     14,085,000
  Selling, general and administrative                     20,306,000    19,474,000     18,779,000
                                                        ------------  ------------   ------------
                                                          35,380,000    34,744,000     32,864,000
                                                        ------------  ------------   ------------
Income from operations                                    13,831,000     9,592,000      2,466,000
Interest expense                                          (1,421,000)     (605,000)      (618,000)
Interest income                                            2,001,000     1,584,000        580,000
                                                        ------------  ------------   ------------
Income before income taxes                                14,411,000    10,571,000      2,428,000
Provision for income taxes                                   576,000       535,000        129,000
                                                        ------------  ------------   ------------
Net income                                              $ 13,835,000  $ 10,036,000   $  2,299,000
                                                        ============  ============   ============
Net income per share                                    $       0.70  $       0.53   $       0.13
                                                        ============  ============   ============
Average common shares and equivalents                     19,820,000    19,031,000     18,364,000
                                                        ============  ============   ============



CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                                 COMMON STOCK
                                         -------------------------    ACCUMULATED
                                            SHARES       AMOUNT         DEFICIT        TOTAL
                                         -----------  ------------   ------------   -----------
Balance at December 31, 1993              17,989,052  $120,767,000   $(91,735,000)  $29,032,000
Exercise of stock options                     33,675        53,000              -        53,000
Net income                                        -              -      2,299,000     2,299,000
                                         -----------  ------------   ------------   -----------
Balance at December 31, 1994              18,022,727   120,820,000    (89,436,000)   31,384,000
Exercise of stock options                    501,475     1,611,000              -     1,611,000
Net income                                         -             -     10,036,000    10,036,000
                                         -----------  ------------   ------------   -----------
Balance at December 31, 1995              18,524,202   122,431,000    (79,400,000)   43,031,000
Exercise of stock options                    349,050     1,091,000              -     1,091,000
Net income                                         -            -      13,835,000    13,835,000
                                         -----------  ------------   ------------   -----------
Balance at December 31, 1996              18,873,252  $123,522,000   $(65,565,000)  $57,957,000
                                         ===========  ============   ============   ===========


See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                        YEAR ENDED DECEMBER 31,
                                                          -----------------------------------------------
                                                             1996              1995               1994
                                                          -----------       -----------      ------------
Cash flows from operating
  activities:
  Net income                                              $13,835,000       $10,036,000       $ 2,299,000
  Adjustments to reconcile net
    income to cash provided
    by operating activities:
    Depreciation and amortization                           8,220,000         7,482,000        12,425,000
    Changes in assets and liabilities:
      Accounts receivable                                   1,819,000        (2,370,000)        3,433,000
      Inventories                                          (7,377,000)        3,257,000        (2,293,000)
      Prepaid expenses and other
        current assets                                       (482,000)         (292,000)         (213,000)
      Other assets                                             66,000           (10,000)            9,000
      Accounts payable and accrued
        expenses                                            2,893,000         1,447,000        (2,189,000)
      Deferred income on shipments
        to distributors                                       331,000         1,204,000         1,442,000
                                                          -----------       -----------      ------------
Net cash provided by  operating activities                 19,305,000        20,754,000        14,913,000
                                                          -----------       -----------      ------------
Cash flows from investing activities:
  Investments in plant and
    equipment, net                                         (8,977,000)       (4,762,000)       (1,290,000)
  Purchases of short-term
    investments                                           (46,856,000)      (26,315,000)      (10,893,000)
  Maturities of short-term
    investments                                            43,833,000        14,065,000         7,017,000
                                                          -----------       -----------       -----------
Net cash used for investing activities                    (12,000,000)      (17,012,000)       (5,166,000)
                                                          -----------       -----------       -----------
Cash flows from financing activities:
  Repayments of long-term obligations                      (5,241,000)       (2,848,000)       (3,393,000)
  Proceeds from sale of common stock
    to employees                                            1,091,000         1,611,000            53,000
                                                          -----------       -----------       -----------
Net cash used for financing activities                     (4,150,000)       (1,237,000)       (3,340,000)
                                                          -----------       -----------       -----------
Increase in cash and cash equivalents                       3,155,000         2,505,000         6,407,000
Cash and cash equivalents at
  beginning of year                                        17,259,000        14,754,000         8,347,000
                                                          -----------       -----------       -----------
Cash and cash equivalents at
  end of year                                             $20,414,000       $17,259,000       $14,754,000
                                                          ===========       ===========       ===========

Supplemental information:
Cash paid during the year for:
  Interest expense                                        $ 1,421,000       $   608,000       $   619,000
  Income taxes                                                682,000           248,000           134,000
Equipment acquired pursuant to
  long-term obligations                                    15,866,000         4,706,000         3,402,000


See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE  1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:
Xicor, Inc. (Xicor) operates in a single industry segment and is engaged in the development, manufacture and sale of semiconductor memory devices.

Export sales, principally to customers in Europe and the Far East, were $56,000,000 in 1996, $53,136,000 in 1995 and $51,882,000 in 1994. One customer accounted for 14% of Xicor's sales in 1996 and 1995 and 12% in 1994.

Xicor has adopted accounting practices which are generally accepted in the industry in which it operates. Following are Xicor's significant accounting policies:

FISCAL YEAR
Xicor's fiscal year ends on the Sunday nearest December 31. For purposes of financial statement presentation, each fiscal year is deemed to have ended on December 31.

BASIS OF PRESENTATION
The consolidated financial statements include the accounts of Xicor and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

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

NET INCOME PER SHARE
Net income per share is computed using the weighted average number of common shares and dilutive common equivalent shares outstanding during the period.

ACCOUNTING FOR STOCK OPTIONS
In accordance with Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," Xicor applies Accounting Principles Board Opinion No. 25 for purposes of determining net income. Note 5 includes the calculation of estimated compensation cost for stock-based employee compensation and related pro forma net income and net income per share.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE  2--BALANCE SHEET DETAIL:

                                                 DECEMBER 31,
                                            -------------------------
                                               1996           1995
                                            ------------  -----------
INVENTORIES:
  Raw materials and supplies                $  4,952,000 $  3,996,000
  Work in process                              8,568,000    3,497,000
  Finished goods                               5,834,000    4,484,000
                                            ------------ ------------
                                            $ 19,354,000 $ 11,977,000
                                            ============ ============
PROPERTY, PLANT AND EQUIPMENT:
  Leased building and building improvements $  1,602,000 $  1,602,000
  Leasehold improvements                      16,947,000   16,679,000
  Equipment                                  101,140,000   76,981,000
  Furniture and fixtures                       1,722,000    1,699,000
  Construction in progress                     2,815,000    5,245,000
                                            ------------ ------------
                                             124,226,000  102,206,000
  Accumulated depreciation                   (90,234,000) (84,837,000)
                                            ------------ ------------
                                            $ 33,992,000 $ 17,369,000
                                            ============ ============
ACCRUED EXPENSES:
  Accrued wages and employee benefits       $  3,421,000 $  4,089,000
  Other accrued expenses                       3,795,000    4,085,000
                                            ------------ ------------
                                            $  7,216,000 $  8,174,000
                                            ============ ============

ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 1996 and 1995 are presented net of an allowance for doubtful accounts of $500,000.

NOTE 3--LEASING ARRANGEMENTS AND COMMITMENTS:

Xicor leases its facilities and certain equipment under non-cancelable lease agreements. Xicor's major facilities leases expire at various dates through 2001 and provide for renewal options to extend the leases for up to 15 years. These leases provide for increased rental rates, generally based on the Consumer Price Index with specified limitations, at various times during the lease terms and during the renewal periods. Equipment leases are generally for terms of four to five years and require Xicor to pay property taxes, insurance and maintenance and repair costs.

Leases which meet certain specific criteria are considered capital leases and, accordingly, are accounted for as the acquisition of an asset and the incurrence of a liability. Upon expiration of the related lease, the then fully depreciated asset (and the related accumulated depreciation) are removed from the accounts. Assets recorded under capital leases were as follows:

                                                             DECEMBER 31,
                                                    -----------------------------
                                                       1996              1995
                                                   -----------       ------------
Leased building and building improvements          $ 1,602,000        $ 1,602,000
Equipment                                           27,917,000         13,618,000
                                                   -----------        -----------
                                                    29,519,000         15,220,000
Accumulated depreciation                            (9,657,000)        (6,650,000)
                                                   -----------        -----------
                                                   $19,862,000        $ 8,570,000
                                                   ===========        ===========

Minimum future lease payments under non-cancelable leases as of December 31, 1996 were as follows:

                                                     Capital          Operating
                                                      Leases            Leases
                                                   -----------       ------------
Years:
  1997                                             $ 7,306,000        $ 3,858,000
  1998                                               5,693,000          3,759,000
  1999                                               5,657,000          3,661,000
  2000                                               2,415,000          2,302,000
  2001                                               1,221,000            673,000
  2002                                                 242,000                --
                                                   -----------        -----------
Total minimum lease payments                        22,534,000        $14,253,000
                                                                      ===========
Less amount representing interest                   (3,197,000)
                                                   -----------
Present value of minimum lease payments             19,337,000
Less current portion                                (5,868,000)
                                                   -----------
Long-term lease obligation                         $13,469,000
                                                   ===========

Total rental expense under non-capitalized leases was as follows (including month-to-month rentals): 1996--$3,652,000, 1995--$2,423,000, 1994-- $2,604,000.

NOTE 4--LINE OF CREDIT AGREEMENT:
Xicor has a line of credit agreement with a financial institution which expires on March 31, 1998 and provides for borrowings of up to 80% of eligible accounts receivable, not to exceed $7.5 million. Interest is charged at the prime lending rate plus 2%, with a minimum rate of 8%, and is payable monthly. This credit facility is secured by all the assets of Xicor. The agreement contains restrictions which, among other things, preclude the payment of dividends, stock repurchases and the sale of assets other than in the normal course of business. At December 31, 1996, there were no borrowings outstanding under this line of credit.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 5--STOCK OPTIONS:
Xicor has two stock option plans for its employees, the 1979 Plan, under which no further options may be granted, and the 1990 Plan. In 1995, Xicor adopted the 1995 Director Option Plan which provides for an initial grant of 20,000 options to each of the Company's directors and automatic annual grants of 5,000 options thereafter. The total number of shares of common stock authorized for issuance under the 1990 Employee Plan and the 1995 Director Plan are 3,200,000 and 200,000, respectively. Options under all plans generally are exercisable in 25% annual increments and expire no later than ten years from date of grant. All outstanding options were granted at 100% of the fair market value of the stock at the date of grant. The following table summarizes the option activity under all plans.

                                                                      Number           Average
                                                                       of           Option Price
                                                                      Shares          Per share
                                                                    ---------       -------------
Outstanding at December 31, 1993                                    1,779,463         $ 2.76
Granted                                                                50,000           2.34
Exercised                                                             (33,675)          1.56
Canceled                                                             (213,213)          3.46
                                                                     --------
Outstanding at December 31, 1994                                    1,582,575           2.68
Granted                                                               818,000           4.40
Exercised                                                            (501,475)          3.21
Canceled                                                             (215,662)          3.18
                                                                     --------
Outstanding at December 31, 1995                                    1,683,438           3.29
Granted                                                               733,900           7.02
Exercised                                                            (349,050)          3.12
Canceled                                                             (115,188)          5.15
                                                                    ---------
Outstanding at December 31, 1996                                    1,953,100           4.61
                                                                    =========


The number of common stock options available for grant as of December 31, 1996, 1995 and 1994 were 1,124,950, 950,400 and 537,075, respectively. At December
31, 1996, 3,078,050 shares of common stock were reserved for issuance of stock options. Options outstanding at December 31, 1996 and related weighted average price and life information follows:


                           Weighted
                           Average     Weighted                  Weighted
Range of       Options     Remaining   Average                   Average
Exercisable    Out-        Life        Exercise     Options      Exercise
Prices         standing    (Years)     Price       Exercisable   Price
------------   --------    ---------   --------    -----------   ---------
$0.69-$ 0.69      9,000      3.42      $0.69          9,000       $0.69
$1.19-$ 1.69    418,250      3.76      $1.34        327,225       $1.33
$1.87-$ 2.62    276,500      5.21      $2.17         94,250       $2.19
$3.44-$ 4.25    171,700      4.87      $3.75         89,950       $3.97
$5.37-$ 7.87    886,650      8.63      $6.04        140,050       $5.87
$8.12-$11.50    191,000      9.58      $9.61            200       $8.12
              ---------                             -------

$0.69-$11.50  1,953,100      6.84      $4.61        660,675       $2.77
              =========                             =======


The fair value of options at date of grant was estimated using the Black-Scholes model with the following weighted average assumptions:

                                                     1996         1995
                                                     ----         ----
Expected life (years)                                    5            5
Interest rate                                         5.55%        6.39%
Volatility                                            70.0%        70.0%
Dividend yield                                         0.0%         0.0%

The estimated stock-based compensation cost calculated using the assumptions indicated totaled $1,487,000 and $474,000 in 1996 and 1995, respectively. The pro forma net income resulting from the increased compensation cost was $12,348,000 ($0.63 per share) and $9,562,000 ($0.50 per share) in 1996 and
1995, respectively. The effect of stock-based compensation on net income for 1996 and 1995 may not be representative of the effect on pro forma net income in future years because compensation expense related to grants made prior to 1995 is not considered.

NOTE 6--EMPLOYEE INCENTIVE CASH BONUS PROFIT SHARING PROGRAM:
Xicor has an Employee Incentive Cash Bonus Profit Sharing Program (the "Program"). Under the Program, twice a year (two profit sharing periods) 5% to 15% of Xicor's consolidated operating income, excluding certain non-product revenues, is distributed to employees. The exact percentage to be distributed is determined by a Committee of the Board of Directors; however, in no event may the distribution result in a net loss after taxes to Xicor for any profit sharing period. Profit sharing bonuses relating to 1996, 1995 and 1994 totaled $1,225,000, $1,062,000 and $370,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 7--INCOME TAXES:
The current income tax provision consists of the following:

                                          YEAR ENDED DECEMBER 31,
                                      --------------------------------
                                        1996        1995        1994
                                      --------    -------     --------
                 Federal              $322,000    $171,000    $ 49,000
                 State                 192,000      72,000       9,000
                 Foreign                62,000     292,000      71,000
                                      --------    --------    --------
                                      $576,000    $535,000    $129,000
                                      ========    ========    ========

The reconciliation between the amount computed by applying the U.S. Federal statutory rate and the reported tax expense is as follows:


                                          YEAR ENDED DECEMBER 31,
                                      -----------------------------
                                        1996        1995     1994
                                      --------    -------  --------

Federal statutory rate                 35.0%       35.0%     35.0%
Utilization of previously reserved
  net operating losses                (24.4)      (24.3)    (27.8)
Other                                  (6.6)       (5.4)     (1.9)
                                      -----       -----     -----
                                        4.0%        5.3%      5.3%
                                      =====       =====     =====

Deferred tax assets (liabilities) are comprised of the following:

                                                         DECEMBER 31,
                                                  -------------------------
                                                      1996        1995
                                                  -------------------------
Deferred tax assets:
  Federal and state loss and credit
    carryforwards                                $ 16,700,000  $ 21,056,000
  Capitalized research and development              1,899,000     2,946,000
  Inventory reserves and basis
    differences                                     5,732,000     4,948,000
  Deferred income on shipments
    to distributors                                 2,516,000     2,112,000
  Depreciation                                      2,786,000     2,041,000
  Other                                             2,581,000     2,282,000
                                                 ------------  ------------
                                                   32,214,000    35,385,000
Deferred tax liabilities                           (1,516,000)   (1,196,000)
Deferred tax assets valuation
  allowance                                       (30,698,000)  (34,189,000)
                                                  -----------  ------------
Net deferred taxes                               $         --  $         --
                                                 ============  ============

The deferred tax assets valuation allowance is attributed to U.S. Federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of the net deferred tax assets such that a full valuation allowance is required.

At December 31, 1996, Xicor had Federal tax net operating loss carryforwards and general business credit carryforwards of approximately $34,000,000 and $2,800,000, respectively. These carryforwards expire in varying amounts from 1997 through 2010. The net operating loss carryforward includes approximately $7,000,000 resulting from employee exercises of non-incentive stock options, the tax benefit of which, when realized, will be accounted for as an addition to common stock rather than as a reduction of the provision for income taxes. At December 31, 1996, Xicor also had California state tax credit carryforwards of approximately $2,000,000 that expire in varying amounts subsequent to 2004. Availability of the net operating loss and credit carryforwards may potentially be reduced in the event of certain substantial changes in equity ownership.

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

REPORT OF INDEPENDENT ACCOUNTANTS

TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF XICOR, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Xicor, Inc. and its subsidiaries at December 31, 1996 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PRICE WATERHOUSE LLP

San Jose, California
January 22, 1997

FINANCIAL OPERATING INFORMATION

                                                YEAR ENDED DECEMBER 31,
                      --------------------------------------------------------------------
                          1996          1995          1994          1993          1992
                      ------------  ------------  ------------  ------------  ------------
OPERATIONS DATA:
Net sales             $123,514,000  $113,550,000  $103,386,000  $104,415,000  $ 93,017,000
Cost of sales           74,303,000    69,214,000    68,056,000    78,725,000    73,792,000
                      ------------  ------------  ------------  ------------  ------------
  Gross profit          49,211,000    44,336,000    35,330,000    25,690,000    19,225,000
                      ------------  ------------  ------------  ------------  ------------

Operating expenses:
  Research and
    development         15,074,000    15,270,000    14,085,000    12,847,000    22,448,000
  Selling, general and
    administrative      20,306,000    19,474,000    18,779,000    18,026,000    17,960,000
  Restructuring charge          --            --            --            --     7,979,000
                      ------------  ------------  ------------  ------------  ------------
                        35,380,000    34,744,000    32,864,000    30,873,000    48,387,000
                      ------------  ------------  ------------  ------------  ------------
Income (loss) from
  operations            13,831,000     9,592,000     2,466,000    (5,183,000)  (29,162,000)
Interest expense        (1,421,000)     (605,000)     (618,000)     (840,000)     (849,000)
Interest income          2,001,000     1,584,000       580,000       206,000       506,000
                      ------------  ------------  ------------  ------------  ------------
Income (loss) before
  income taxes          14,411,000    10,571,000     2,428,000    (5,817,000)  (29,505,000)
Provision for income
  taxes                    576,000       535,000       129,000            --            --
                      ------------  ------------  ------------  ------------  ------------
Net income (loss)     $ 13,835,000  $ 10,036,000  $  2,299,000  $ (5,817,000) $(29,505,000)
                      ============  ============  ============  ============  ============
Net income (loss) per
  share               $       0.70  $       0.53  $       0.13  $      (0.32) $      (1.64)
                      ============  ============  ============  ============  ============
Average common shares
  and equivalents       19,820,000    19,031,000    18,364,000    17,988,000    17,988,000
                      ============  ============  ============  ============  ============

                                                     DECEMBER 31,
                      --------------------------------------------------------------------
                          1996          1995          1994          1993          1992
                      ------------  ------------  ------------  ------------  ------------
BALANCE SHEET DATA:
  Working capital     $ 37,134,000  $ 30,525,000  $ 19,831,000  $  9,627,000  $  5,913,000
  Total assets         108,214,000    79,439,000    63,283,000    61,669,000    68,316,000
  Long-term debt        13,469,000     5,229,000     4,186,000     4,076,000     6,843,000
  Accumulated deficit  (65,565,000)  (79,400,000)  (89,436,000)  (91,735,000)  (85,918,000)
  Shareholders' equity  57,957,000    43,031,000    31,384,000    29,032,000    34,848,000

FINANCIAL INFORMATION BY QUARTER (UNAUDITED)

The following table sets forth unaudited financial information for each quarterly reporting period in the fiscal years ended December 31, 1996 and 1995:



                                                                              1996(1)
                                                   ----------------------------------------------------------
                                                      FIRST           SECOND            THIRD        FOURTH
                                                   -----------     -----------       -----------  -----------
Net sales                                          $28,642,000     $31,306,000       $33,054,000   $30,512,000
Cost of sales                                       17,771,000      18,947,000        19,474,000    18,111,000
Research and development                             3,460,000       3,726,000         3,971,000     3,917,000
Selling, general and administrative                  4,651,000       5,252,000         5,478,000     4,925,000
Net income                                           2,879,000       3,375,000         4,062,000     3,519,000
Net income per share                                      0.15            0.17              0.20          0.18
Common Stock Market price range(2) High                  7-3/4          14-1/8            12-1/2        13-1/8
                                   Low                   5-3/8          6-9/16             6-5/8         9-1/4


                                                                                1995(1)
                                                   ----------------------------------------------------------
                                                      FIRST            SECOND            THIRD        FOURTH
                                                   -----------      -----------       -----------  ----------
Net sales                                          $23,535,000      $25,683,000       $27,931,000  $36,401,000
Cost of sales                                       14,562,000       15,696,000        16,569,000   22,387,000
Research and development                             3,458,000        3,459,000         3,981,000    4,372,000
Selling, general and administrative                  4,342,000        4,592,000         4,718,000    5,822,000
Net income                                           1,233,000        2,026,000         2,766,000    4,011,000
Net income per share                                      0.07             0.11              0.14         0.21
Common Stock Market price range(2) High                2-15/16            7-5/8                 9      8-11/16
                                   Low                       2            2-1/4             5-1/2       6-1/16

  (1) Xicor's quarterly accounting periods have historically consisted of three 12-week quarters and one 16-week fourth quarter. To make comparative analysis easier for Xicor shareholders and other potential investors, beginning in 1996 Xicor's quarterly accounting periods were changed to four even 13-week quarters. Xicor's fiscal year, which ends on the Sunday nearest December 31, did not change. In 1996, Xicor's quarters ended on March 31, June 30, September 29 and December 29. In 1995, Xicor's quaters ended on March 26, June 18, September 10 and December 31. For purposes of financial statement presentation, each fiscal year is deemed to have ended on December 31. Fiscal years 1996 and 1995 each consisted of 52 weeks.

  (2) Xicor's Common Stock trades on the Nasdaq National Market tier of The Nasdaq Stock MarketSM under the symbol: XICO. The above table sets forth the high and low sales prices for the Common Stock as reported by Nasdaq for each calendar quarter. There were approximately 1,510 shareholders of record on December 31, 1996. Xicor has never paid dividends and does not anticipate paying any dividends in the foreseeable future.