Form 10-K405, Exhibit 13
period 1997-12-31
XICOR INC
filed 1998-03-26
CIK 319191

                                                                    EXHIBIT 13.1

MANAGEMENT'S DISCUSSION & ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing on pages 10 to 16.

RESULTS OF OPERATION

Xicor's sales were $122.5 million in 1997 compared to $123.5 million in 1996 and $113.6 million in 1995. Sales in 1997 were essentially flat compared to 1996 as unit order levels did not increase sufficiently to offset lower average selling prices. The overall growth in sales in 1996 compared to 1995 reflects increased sales of advanced products. Production and test equipment brought on-line in late 1995 and 1996 increased capacity and contributed to the 1996 sales increase, but also increased depreciation expense.

Gross profit as a percentage of sales was 31% in 1997, 40% in 1996 and 39% in 1995. As a result of the rapidly evolving liquidity crisis in Asia and declining global sales prices due to intense competition, in the fourth quarter of 1997, Xicor established reserves of $6.2 million for inventories built for certain Asian customers and to write down inventory values due to lower expected selling prices. Excluding the inventory write down, 1997 gross profit as a percentage of sales was 36% compared to 40% in 1996. This decline in the gross profit percentage in 1997 was primarily due to lower average selling prices as a result of competitive price pressures and Xicor's increased manufacturing cost level associated with increased production capacity and upgrading of the wafer fabrication operations. This was partially offset by increased manufacturing volumes and efficiencies. The gross margin improvement from 1995 to 1996 was due primarily to increased manufacturing efficiencies and a greater percentage of sales of products with higher margins. The 1998 gross profit percentage is expected to be negatively impacted by continued global pricing pressures and factory underutilization.

Research and development expenses were 15% of sales in 1997, 12% in 1996 and 13% in 1995. Research and development spending in 1997 increased 23% over 1996 primarily due to an increase in the number of new products under development and increases in advanced submicron manufacturing process technology development efforts. Xicor's strategy is to develop new innovative products and process technologies to facilitate long-term growth through reduced product costs and diversification into higher margin product lines. Research and development activities require an increasing degree of complexity of design and manufacturing processes and consequently a larger amount of funds is expected to be invested in research and development in 1998 than was invested in 1997.

Selling, general and administrative expenses represented 18% of sales in 1997, 16% in 1996, and 17% in 1995. Selling, general and administrative expenses increased in 1997 compared to 1996 primarily due to increased sales promotion activities and costs related to streamlining Xicor's sales organization. Selling, general and administrative expenses increased in absolute dollars in 1996 compared to 1995 to support higher sales, but decreased as a percentage of sales due to higher sales and cost control measures.

Interest expense increased in both 1997 and 1996 compared to the prior year due to the financing of $15.9 million of capital equipment acquisitions during 1996 and $12.3 million during 1997. Interest expense is expected to increase further in 1998 due to the 1997 capital equipment financing and the planned financing of additional capital equipment acquisitions in 1998.

Interest income decreased in 1997 compared to 1996 due to a decrease in the average balance invested caused primarily by funds used to purchase equipment. Interest income increased in 1996 compared to 1995 primarily due to an increase in the average balance invested caused by funds generated from operations in 1996.

The provision for income taxes for each of the three years in the period ended December 31, 1997 consisted primarily of federal and state minimum taxes, which resulted from limitations on the use of net operating loss carryforwards, and foreign taxes. Net deferred tax assets of $33.9 million at the end of 1997 remain fully reserved because of the uncertainty regarding the ultimate realization of these assets as outlined below.

Xicor ended 1997 with a loss of $2.5 million compared to a profit of $13.8 million in 1996 primarily due to the $6.2 million inventory write down, lower 1997 average selling prices, higher manufacturing cost levels, increased research and development expenses and, to a lesser extent, higher sales and marketing costs. Net income increased in 1996 compared to 1995 primarily due to increased sales and reduced depreciation expense.

The economic difficulties in Asia and the continuing global pricing pressures pose major challenges for Xicor in 1998. In addition, orders booked and shipped in the same quarter continue to constitute a large portion of Xicor's sales and thus limit Xicor's visibility of sales levels in future quarters. Furthermore, Xicor's manufacturing cost level increased in 1997 as a result of increasing the workforce in its wafer fabrication facility in 1996 and upgrading and adding manufacturing equipment in 1996 and 1997. Sales must grow substantially over the 1997 level to cover these costs and anticipated continued declining global sales prices due to increased competition. The related factory underutilization and lower gross margins will result in operating losses in the near term until production and sales reach a level sufficient to spread costs effectively. In the longer term, benefits are expected from products manufactured using Xicor's submicron technology, which is planned to be in production by the end of 1998, and from diversification into higher margin product lines. There can be no assurance that sales will increase and product costs decrease sufficiently to achieve profitability in 1998.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT
OF 1995

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding the expectation of improved efficiencies in the manufacturing operations, increased sales of new products introduced in 1997, diversification into higher margin product lines, financing of additional capital equipment and products manufactured using Xicor's submicron technology, which is planned to be in production by the end of 1998. In addition, during 1997 Xicor announced 45 new products, including products from two innovative product families. The success of these new products is dependent on a number of factors, including Xicor's ability to achieve design wins for these products and to manufacture the products efficiently and in sufficient quantities. Except for historical information, the matters discussed in this Annual Report are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. Factors that could cause Xicor's actual results to differ materially include the following: general economic conditions (including without limitation continuing economic difficulties in Asia) and conditions specific to the semiconductor industry, fluctuations in customer demand, competition, competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions, Xicor's ability to have available an appropriate amount of production capacity in a timely manner, manufacturing efficiencies, the timely development of new products and processes, currency fluctuations, changes in laws, and the risk factors listed from time to time in Xicor's SEC reports, including but not limited to the "Factors Affecting Future Results" section below and Part I, Item 1 of the Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Xicor undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements which may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

FACTORS AFFECTING FUTURE RESULTS

The semiconductor industry is highly competitive and characterized by rapidly changing technology and steadily declining product prices. The current business climate has and will continue to result in less than optimum utilization of Xicor's wafer fabrication factory, which will adversely affect Xicor's business and results of operations. Xicor's results of operations are affected by a wide variety of factors, including general economic conditions and conditions specific to the semiconductor industry, decreases in average selling price over the life of any particular product, the timing of new product introductions (both by Xicor and competitors), availability of new manufacturing technologies, the ability to secure intellectual property rights in a rapidly evolving market and the ability to have an appropriate amount of production capacity in a timely manner. The sales level in any specific quarter is also a function of orders received during that quarter, as customers continue to shorten lead times for purchase commitments. Consistent with industry practice, customer orders are generally subject to cancellation by the customer without penalty. Xicor may be at a disadvantage in competing with major domestic and foreign concerns that have significant financial resources, established and diverse product lines, worldwide vertically integrated production facilities and extensive research and development capabilities.

The economies of certain countries in the Asia-Pacific region have been and are continuing to experience considerable economic instability and downtowns. As a result, Xicor has experienced reduced demand for its products, which has adversely affected its sales. Continuing reduced demand resulting from the economic crisis in the Asia-Pacific region (or otherwise) will have a material adverse effect on Xicor's business, financial condition and results of operations.

The semiconductor industry is also characterized by substantial capital and research and development investment for products and processes. The rapid rate of technological change within the industry requires Xicor to continually develop new and improved products and processes to maintain its competitive position. Xicor expects to continue to invest in the research and development of new products and manufacturing processes in 1998 and beyond, although there can be no assurances that such research and development efforts or new products will be successful.

Xicor uses a significant number of computer software programs and operating systems in its internal operations, including applications used in financial business systems, manufacturing operations and various administrative functions. To the extent that these software applications are unable to appropriately interpret the upcoming calendar year 2000, some level of modification and replacement of such software or applications will be necessary. Xicor has installed and is continuing to install Year 2000 compliant software in its major systems. Ongoing efforts are being devoted to complete this activity for the balance of Xicor's systems. The incremental costs associated with these efforts are currently not expected to be material. Xicor presently believes the Year 2000 issue will not pose significant operational problems. However, Year 2000 issues could have a significant impact on Xicor's operations and its financial results if modifications cannot be completed in a timely manner; unforeseen needs or problems arise; or, if the systems operated by our customers, vendors or subcontractors are not Year 2000 compliant.

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

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1997, Xicor had $32.5 million in cash, cash equivalents and short-term investments. Corresponding balances at the end of 1996 and 1995 were $41.6 million and $35.4 million, respectively. During 1997, Xicor generated $8.1 million of cash from operating activities and $0.7 million from the exercise of employee stock options while using $11.8 million for capital asset purchases and $6.1 million to repay long-term debt, resulting in a $9.1 million net decrease in Xicor's cash and short-term investment position. Xicor used long-term financing to acquire additional capital assets of $12.3 million in 1997.

During 1998 Xicor expects to use cash to finance additional leasehold improvements and certain equipment purchases. Capital expenditures for 1998 are presently planned at approximately $15 million consisting principally of equipment necessary for volume production using its submicron technology which is in the latter stages of development. Xicor is presently investigating financing for a large portion of the planned equipment additions, but there is no assurance that such financing will be available. At December 31, 1997, Xicor had entered into commitments for equipment purchases and leasehold improvements aggregating approximately $7.5 million.

Xicor has a line of credit agreement with a financial institution that expires March 31, 1999, provides for borrowings of up to $7.5 million against eligible accounts receivable and is secured by all of Xicor's assets. Interest on borrowings is charged at the prime lending rate plus 2% and is payable monthly. At December 31, 1997, the entire $7.5 million was available to Xicor based on the eligible accounts receivable balances and the borrowing formulas. To date, no amounts have been borrowed under this line of credit. Management believes that currently available cash, expected equipment financing and expected cash flow from operations will be adequate to support Xicor's operations for the next twelve months.

CONSOLIDATED BALANCE SHEETS
---------------------------

                                                                               December 31,
                                                                  ------------------------------------
                                                                       1997                   1996
                                                                  ------------------------------------
Assets
Current assets:
   Cash and cash equivalents                                      $  21,106,000          $  20,414,000
   Short-term investments                                            11,372,000             21,159,000
   Accounts receivable                                               11,003,000             11,611,000
   Inventories                                                       23,933,000             19,354,000
   Prepaid expenses and other current assets                          1,013,000              1,384,000
                                                                  ------------------------------------
     Total current assets                                            68,427,000             73,922,000
Property, plant and equipment, at cost
   less accumulated depreciation                                     46,628,000             33,992,000
Other assets                                                            206,000                300,000
                                                                  ------------------------------------
                                                                  $ 115,261,000          $ 108,214,000
                                                                  ====================================

Liabilities and Shareholders' Equity
Current liabilities:
   Accounts payable                                               $  11,596,000          $   9,979,000
   Accrued expenses                                                   8,133,000              7,216,000
   Deferred income on shipments to distributors                      13,913,000             13,725,000
   Current portion of long-term obligations                           6,537,000              5,868,000
                                                                  ------------------------------------
     Total current liabilities                                       40,179,000             36,788,000
                                                                  ------------------------------------
Long-term obligations                                                18,974,000             13,469,000
                                                                  ------------------------------------
Commitments and contingencies

Shareholders' equity:
   Preferred stock; 5,000,000 shares authorized                              --                     --
   Common stock; 75,000,000 shares authorized;
     19,091,727 and 18,873,252 shares outstanding                   124,204,000            123,522,000
  Accumulated deficit                                               (68,096,000)           (65,565,000)
                                                                  ------------------------------------
                                                                     56,108,000             57,957,000
                                                                  ------------------------------------
                                                                  $ 115,261,000          $ 108,214,000
                                                                  ====================================

See accompanying notes to consolidated financial statements.

                                           CONSOLIDATED STATEMENTS OF OPERATIONS
                                           -------------------------------------

                                                             Year Ended December 31,
                                               -------------------------------------------------
                                                 1997                 1996                 1995
                                               -------------------------------------------------
Net sales                                      $122,453,000      $123,514,000       $113,550,000
Cost of sales                                    84,603,000        74,303,000         69,214,000
                                               -------------------------------------------------
   Gross profit                                  37,850,000        49,211,000         44,336,000
                                               -------------------------------------------------

Operating expenses:
   Research and development                      18,475,000        15,074,000         15,270,000
   Selling, general and administrative           21,753,000        20,306,000         19,474,000
                                               -------------------------------------------------
                                                 40,228,000        35,380,000         34,744,000
                                               -------------------------------------------------
Income (loss) from operations                    (2,378,000)       13,831,000          9,592,000
Interest expense                                 (1,834,000)       (1,421,000)          (605,000)
Interest income                                   1,901,000         2,001,000          1,584,000
                                               -------------------------------------------------
Income (loss) before income taxes                (2,311,000)       14,411,000         10,571,000
Provision for income taxes                          220,000           576,000            535,000
                                               -------------------------------------------------
Net income (loss)                               $(2,531,000)      $13,835,000        $10,036,000
                                               =================================================
Net income (loss) per share:
   Basic                                            $(0.13)             $0.74              $0.55
                                               =================================================
   Diluted                                          $(0.13)             $0.70              $0.53
                                               =================================================
Shares used in per share calculation:
   Basic                                         18,967,000        18,693,000         18,216,000
                                               =================================================
   Diluted                                       18,967,000        19,820,000         19,031,000
                                               =================================================



                                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                -----------------------------------------------

                                          Common Stock
                                   ---------------------------      Accumulated
                                     Shares          Amount           Deficit            Total
                                   --------------------------------------------------------------
Balance at December 31, 1994       18,022,727     $120,820,000     $(89,436,000)     $ 31,384,000
Exercise of stock options             501,475        1,611,000               --         1,611,000
Net income                                 --               --       10,036,000        10,036,000
                                   --------------------------------------------------------------
Balance at December 31, 1995       18,524,202      122,431,000      (79,400,000)       43,031,000
Exercise of stock options             349,050        1,091,000               --         1,091,000
Net income                                 --               --       13,835,000        13,835,000
                                   --------------------------------------------------------------
Balance at December 31, 1996       18,873,252      123,522,000      (65,565,000)       57,957,000
Exercise of stock options             218,475          682,000               --           682,000
Net loss                                   --               --       (2,531,000)       (2,531,000)
                                   --------------------------------------------------------------
Balance at December 31, 1997       19,091,727     $124,204,000     $(68,096,000)     $ 56,108,000
                                   ==============================================================

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

                                                             Year Ended December 31,
                                                ------------------------------------------------
                                                    1997             1996               1995
                                                ------------------------------------------------
Cash flows from operating activities:
   Net income (loss)                            $(2,531,000)      $13,835,000        $10,036,000
   Adjustments to reconcile net
     income (loss) to cash provided
     by operating activities:
     Depreciation and amortization               11,380,000         8,220,000          7,482,000
     Changes in assets and liabilities:
       Accounts receivable                          608,000         1,819,000         (2,370,000)
       Inventories                               (4,579,000)       (7,377,000)         3,257,000
       Prepaid expenses and other
         current assets                             371,000          (482,000)          (292,000)
       Other assets                                  94,000            66,000            (10,000)
       Accounts payable and accrued
         expenses                                 2,534,000         2,893,000          1,447,000
       Deferred income on shipments
         to distributors                            188,000           331,000          1,204,000
                                                ------------------------------------------------
Net cash provided by
   operating activities                           8,065,000        19,305,000         20,754,000
                                                ------------------------------------------------
Cash flows from investing activities:
   Investments in plant and
     equipment, net                             (11,761,000)       (8,977,000)        (4,762,000)
   Purchases of short-term
     investments                                (28,395,000)      (46,856,000)       (26,315,000)
   Maturities of short-term
     investments                                 38,182,000        43,833,000         14,065,000
                                                ------------------------------------------------
Net cash used for investing activities           (1,974,000)      (12,000,000)       (17,012,000)
                                                ------------------------------------------------
Cash flows from financing activities:
   Repayments of long-term obligations           (6,081,000)       (5,241,000)        (2,848,000)
   Proceeds from sale of common stock
     to employees                                   682,000         1,091,000          1,611,000
                                                ------------------------------------------------
Net cash used for financing activities           (5,399,000)       (4,150,000)        (1,237,000)
                                                ------------------------------------------------
Increase in cash and cash equivalents               692,000         3,155,000          2,505,000
Cash and cash equivalents at
   beginning of year                             20,414,000        17,259,000         14,754,000
                                                ------------------------------------------------
Cash and cash equivalents at
   end of year                                  $21,106,000       $20,414,000        $17,259,000
                                                ================================================
Supplemental information:
Cash paid during the year for:
   Interest expense                              $1,713,000        $1,421,000           $608,000
   Income taxes                                     415,000           682,000            248,000
Equipment acquired pursuant to
   long-term obligations                         12,255,000        15,866,000          4,706,000

See accompanying notes to consolidated financial statements.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------

NOTE 1--THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES:

Xicor, Inc. (Xicor) operates in a single industry segment and is engaged in the development, manufacture and sale of semi-conductor memory devices.

Export sales, principally to customers in Europe and the Far East, were $54,244,000 in 1997, $56,000,000 in 1996 and $53,136,000 in 1995. One customer accounted for 16% of Xicor's sales in 1997 and 14% of sales in both 1996 and 1995.

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

FAIR VALUE OF FINANCIAL INSTRUMENTS

Xicor measures its financial assets and liabilities in accordance with generally accepted accounting principles. For financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term obligations also approximate fair value.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis for raw materials and supplies, and a standard cost basis (which approximates first-in, first-out) for work in process and finished goods.

PROPERTY AND EQUIPMENT

Depreciation for financial reporting purposes is computed using the straight-line method and the assets' estimated useful lives, principally five years. Amortization of leasehold improvements is computed over the shorter of the remaining terms of the leases or the estimated useful lives of the improvements. Construction in progress consists of leasehold improvements not completed and equipment received but not yet placed in service.

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

NET INCOME (LOSS) PER SHARE

Basic net income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net income (loss) per share is computed using the weighted average number of common shares and all dilutive potential common shares outstanding.

ACCOUNTING FOR STOCK OPTIONS

In accordance with Statement of Financial Accounting Standards No. 123 (SFAS
123), "Accounting for Stock-Based Compensation", Xicor applies Accounting Principles Board Opinion No. 25 for purposes of accounting for employee stock options. Because the exercise prices of Xicor's employee stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized in the financial statements. Xicor provides additional pro forma disclosures as required under SFAS 123 in Note 5.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 2--BALANCE SHEET DETAIL:

                                              December 31,
                                   --------------------------------
                                        1997               1996
                                   --------------------------------
INVENTORIES:
  Raw materials and supplies       $   4,229,000      $   4,952,000
  Work in process                     13,012,000          8,568,000
  Finished goods                       6,692,000          5,834,000
                                   --------------------------------
                                   $  23,933,000      $  19,354,000
                                   ================================
PROPERTY, PLANT AND EQUIPMENT:
  Leased building and building
    improvements                   $          --      $   1,602,000
  Leasehold improvements              17,518,000         16,947,000
  Equipment                          116,349,000        101,140,000
  Furniture and fixtures               1,817,000          1,722,000
  Construction in progress             8,104,000          2,815,000
                                   --------------------------------
                                     143,788,000        124,226,000
  Accumulated depreciation           (97,160,000)       (90,234,000)
                                   --------------------------------
                                   $  46,628,000      $  33,992,000
                                   ================================
ACCRUED EXPENSES:
  Accrued wages and employee
    benefits                       $   3,984,000      $   3,421,000
  Other accrued expenses               4,149,000          3,795,000
                                   --------------------------------
                                   $   8,133,000      $   7,216,000
                                   ================================

ACCOUNTS RECEIVABLE

Accounts receivable at December 31, 1997 and 1996 are presented net of an allowance for doubtful accounts of $500,000.

NOTE 3--LEASING ARRANGEMENTS AND COMMITMENTS:

Xicor leases its facilities and certain equipment under non-cancelable lease agreements. Xicor's major facilities leases expire at various dates through 2001 and provide for renewal options to extend the leases for up to 15 years. These leases provide for increased rental rates, generally based on the Consumer Price Index with specified limitations, at various times during the lease terms and during the renewal periods. Equipment leases are for terms of four to six years and require Xicor to pay property taxes, insurance and maintenance and repair costs.

Leases which meet certain specific criteria are considered capital leases and, accordingly, are accounted for as the acquisition of an asset and the incurrence of a liability. Upon expiration of the related lease, the then fully depreciated asset (and the related accumulated depreciation) are removed from the accounts. Assets recorded under capital leases were as follows:

                                           December 31,
                                 ------------------------------
                                     1997              1996
                                 ------------------------------
Leased building and building
  improvements                   $         --      $  1,602,000
Equipment                          33,645,000        27,917,000
                                 ------------------------------
                                   33,645,000        29,519,000
Accumulated depreciation           (8,278,000)       (9,657,000)
                                 ------------------------------
                                 $ 25,367,000      $ 19,862,000
                                 ==============================

Minimum future lease payments under non-cancelable leases as of December 31, 1997 were as follows:

                                         Capital         Operating
                                          Leases           Leases
                                      ------------------------------
Years:
   1998                               $  8,363,000      $  4,208,000
   1999                                  8,032,000         4,122,000
   2000                                  4,789,000         2,713,000
   2001                                  3,991,000         1,074,000
   2002                                  3,579,000            91,000
   2003                                  1,386,000                --
                                      ------------------------------
Total minimum lease payments          $ 30,140,000      $ 12,208,000
                                                        ============
Less amount representing interest       (4,629,000)
                                      ------------
Present value of minimum lease
  payments                              25,511,000
Less current portion                    (6,537,000)
                                      ------------
Long-term obligations                 $ 18,974,000
                                      ============

Total rental expense under non-capitalized leases was as follows (including month-to-month rentals): 1997--$4,492,000, 1996--$3,652,000, 1995--$2,423,000.

NOTE 4--LINE OF CREDIT AGREEMENT:

Xicor has a line of credit agreement with a financial institution which expires on March 31, 1999 and provides for borrowings of up to 80% of eligible accounts receivable, not to exceed $7.5 million. Interest is charged at the prime lending rate plus 2%, with a minimum rate of 8%, and is payable monthly. This credit facility is secured by all the assets of Xicor. The agreement contains restrictions which, among other things, preclude the payment of dividends, stock repurchases and the sale of assets other than in the normal course of business. At December 31, 1997, there were no borrowings outstanding under this line of credit.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                      ------------------------------------------

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

                           Number       Average
                             of       Option Price
                           Shares      Per Share
                         -------------------------
Outstanding at
  December 31, 1994      1,582,575      $2.68
Granted                    818,000       4.40
Exercised                 (501,475)      3.21
Canceled                  (215,662)      3.18
                         ---------
Outstanding at
  December 31, 1995      1,683,438       3.29
Granted                    733,900       7.02
Exercised                 (349,050)      3.12
Canceled                  (115,188)      5.15
                         ---------
Outstanding at
  December 31, 1996      1,953,100       4.61
Granted                    462,600       6.80
Exercised                 (218,475)      3.12
Canceled                  (198,150)      5.82
                         ---------
Outstanding at
  December 31, 1997      1,999,075      $5.16
                         =========

The number of common stock options available for grant as of December 31, 1997, 1996 and 1995 were 827,000, 1,124,950 and 950,400, respectively. At December 31,
1997, 2,826,075 shares of common stock were reserved for issuance upon exercise of stock options. Options outstanding at December 31, 1997 and related weighted average price and life information follows:

                      Options Outstanding         Options Exercisable
                 -------------------------------  -------------------
Range of                               Remaining
Exercise Prices     Shares     Price      Life       Shares     Price
---------------  ----------------------------------------------------
$0.69-$0.69          8,500     $0.69      2.37        8,500     $0.69
$1.19-$1.62        326,225     $1.34      2.85      326,225     $1.34
$1.87-$2.62        221,500     $2.18      4.30      125,125     $2.20
$3.44-$4.25        115,425     $3.65      5.47       60,925     $3.78
$5.31-$7.87      1,157,025     $6.34      8.46      277,564     $6.11
$9.00-$11.50       170,400     $9.63      8.59       42,600     $9.63
                 ----------------------------------------------------
$0.69-$11.50     1,999,075     $5.16      6.90      840,939     $3.63
                 ====================================================

The fair value of options at date of grant was estimated using the Black-Scholes model. The weighted average grant date fair value of options granted was $3.59, $3.68 and $2.30 for each of the three years in the period ended December 31, 1997. The estimated stock-based compensation cost calculated using the assumptions indicated below totaled $1,364,000, $1,487,000 and $474,000 for each of the three years in the period ended December 31, 1997. The pro forma net income (loss) resulting from the increased compensation cost was ($3,895,000) or ($0.21) per share, $12,348,000 or $0.63 per share and $9,562,000 or $0.50 per share for each of the three years in the period ended December 31, 1997. The effect of stock-based compensation on net income (loss) for each of the three years in the period ended December 31, 1997 may not be representative of the effect on pro forma net income in future years because compensation expense related to grants made prior to 1995 is not considered.

The following weighted average assumptions are included in the estimated fair value grant date calculation of Xicor's stock options:

                          1997    1996    1995
                         ----------------------
Expected life (years)        5       5       5
Interest rate             5.99%   5.55%   6.39%
Volatility                  70%     70%     70%
Dividend yield               0%      0%      0%

NOTE 6--EMPLOYEE INCENTIVE CASH BONUS PROFIT SHARING PROGRAM:

Xicor has an Employee Incentive Cash Bonus Profit Sharing Program (the "Program"). Under the Program, twice a year (two profit sharing periods) 5% to 15% of Xicor's consolidated operating income, excluding certain non-product revenues, is distributed to employees. The exact percentage to be distributed is determined by a Committee of the Board of Directors; however, in no event may the distribution result in a net loss after taxes to Xicor for any profit sharing period. Profit sharing bonuses relating to 1997, 1996 and 1995 totaled $250,000, $1,225,000 and $1,062,000, respectively.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
------------------------------------------

NOTE 7--INCOME TAXES:

The current income tax provision consists of the following:

                 Year Ended December 31,
            ----------------------------------
              1997         1996         1995
            ----------------------------------
Federal     $ 45,000     $322,000     $171,000
State         25,000      192,000       72,000
Foreign      150,000       62,000      292,000
            ----------------------------------
            $220,000     $576,000     $535,000
            ==================================

The reconciliation between the amount computed by applying the U.S. Federal statutory rate and the reported tax expense is as follows:

                                           Year Ended December 31,
                                      ---------------------------------
                                        1997         1996         1995
                                      ---------------------------------
Federal statutory rate                 (35.0%)       35.0%        35.0%
Operating losses with no
  current benefit                       35.0          --           --
Utilization of previously
  reserved net operating losses          --         (24.4)       (24.3)
Foreign and alternative
  minimum taxes and other                9.5         (6.6)        (5.4)
                                      ---------------------------------
                                         9.5%         4.0%         5.3%
                                      =================================

Deferred tax assets (liabilities) are comprised of the following:


                                            December 31,
                                   ------------------------------
                                       1997              1996
                                   ------------------------------
Deferred tax assets:
  Federal and state loss and
     credit carryforwards          $ 16,700,000      $ 16,700,000
  Capitalized research and
     development                      3,966,000         1,899,000
  Inventory reserves and basis
     differences                      8,060,000         5,732,000
  Deferred income on shipments
     to distributors                    995,000         2,516,000
  Depreciation                        3,003,000         2,786,000
  Other                               2,860,000         2,581,000
                                   ------------------------------
                                     35,584,000        32,214,000
Deferred tax liabilities             (1,732,000)       (1,516,000)
Deferred tax assets valuation
  allowance                         (33,852,000)      (30,698,000)
                                   ------------------------------
Net deferred taxes                 $         --      $         --
                                   ==============================

The deferred tax assets valuation allowance is attributed to U.S. Federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of the net deferred tax assets such that a full valuation allowance is required.

At December 31, 1997, Xicor had Federal tax net operating loss carryforwards and general business credit carryforwards of approximately $32,000,000 and $3,000,000, respectively. These carryforwards expire in varying amounts from 1998 through 2011. The net operating loss carryforward includes approximately $7,000,000 resulting from employee exercises of non-incentive stock options, the tax benefit of which, when realized, will be accounted for as an addition to common stock rather than as a reduction of the provision for income taxes. At December 31, 1997, Xicor also had California state tax credit carryforwards of approximately $2,500,000 that expire in varying amounts subsequent to 2005. Availability of the net operating loss and credit carryforwards may potentially be reduced in the event of certain substantial changes in equity ownership.

NOTE 8--EARNINGS PER SHARE:

Xicor adopted Statement of Financial Accounting Standards No. 128, "Earnings Per Share" for the year ended December 31, 1997. The same net income amounts were used for Basic Earnings Per Share (EPS) and Diluted EPS for each of the three years in the period ended December 31, 1997. For the year ended December 31, 1997, the number of shares used in the calculations of both EPS amounts were the same since stock options were excluded as they were antidilutive. Common stock equivalents of 1,127,000 and 815,000 were the only reconciling items between the number of shares used to calculated Basic EPS and Diluted EPS for the years ended December 31, 1996 and 1995, respectively.

NOTE 9--CONTINGENCIES:

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

                                               REPORT OF INDEPENDENT ACCOUNTANTS
                                               ---------------------------------


TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF XICOR, INC.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Xicor, Inc. and its subsidiaries at December 31, 1997 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/  PRICE WATERHOUSE LLP

San Jose, California
January 21, 1998

FINANCIAL OPERATING INFORMATION
-------------------------------


                                                                  Year Ended December 31,
                                -------------------------------------------------------------------------------------
                                     1997              1996              1995              1994              1993
                                -------------------------------------------------------------------------------------
OPERATIONS DATA:
Net sales                       $ 122,453,000     $ 123,514,000     $ 113,550,000     $ 103,386,000     $ 104,415,000
Cost of sales                      84,603,000        74,303,000        69,214,000        68,056,000        78,725,000
                                -------------------------------------------------------------------------------------
  Gross profit                     37,850,000        49,211,000        44,336,000        35,330,000        25,690,000
                                =====================================================================================
Operating expenses:
  Research and
     development                   18,475,000        15,074,000        15,270,000        14,085,000        12,847,000
  Selling, general and
     administrative                21,753,000        20,306,000        19,474,000        18,779,000        18,026,000
                                -------------------------------------------------------------------------------------
                                   40,228,000        35,380,000        34,744,000        32,864,000        30,873,000
                                -------------------------------------------------------------------------------------
Income (loss) from
  operations                       (2,378,000)       13,831,000         9,592,000         2,466,000        (5,183,000)
Interest expense                   (1,834,000)       (1,421,000)         (605,000)         (618,000)         (840,000)
Interest income                     1,901,000         2,001,000         1,584,000           580,000           206,000
                                -------------------------------------------------------------------------------------
Income (loss) before
  income taxes                     (2,311,000)       14,411,000        10,571,000         2,428,000        (5,817,000)
Provision for income
  taxes                               220,000           576,000           535,000           129,000                --
                                -------------------------------------------------------------------------------------
Net income (loss)               $  (2,531,000)    $  13,835,000     $  10,036,000     $   2,299,000     $  (5,817,000)
                                =====================================================================================
Net income (loss) per share:
  Basic                         $       (0.13)    $        0.74     $        0.55     $        0.13     $       (0.32)
                                =====================================================================================
  Diluted                       $       (0.13)    $        0.70     $        0.53     $        0.13     $       (0.32)
                                =====================================================================================
Shares used in per share
  calculations:
  Basic                            18,967,000        18,693,000        18,216,000        18,004,000        17,988,000
                                =====================================================================================
  Diluted                          18,967,000        19,820,000        19,031,000        18,364,000        17,988,000
                                =====================================================================================

                                                                Year Ended December 31,
                                -------------------------------------------------------------------------------------
                                     1997              1996              1995              1994              1993
                                -------------------------------------------------------------------------------------
BALANCE SHEET DATA:
  Working capital               $  28,248,000     $  37,134,000     $  30,525,000     $  19,831,000     $   9,627,000
  Total assets                    115,261,000       108,214,000        79,439,000        63,283,000        61,669,000
  Long-term debt                   18,974,000        13,469,000         5,229,000         4,186,000         4,076,000
  Accumulated deficit             (68,096,000)      (65,565,000)      (79,400,000)      (89,436,000)      (91,735,000)
  Shareholders' equity             56,108,000        57,957,000        43,031,000        31,384,000        29,032,000

                                    FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
                                    --------------------------------------------

The following table sets forth unaudited financial information for each quarterly reporting period in the fiscal years ended December 31, 1997 and 1996:

                                                                               1997
                                                     --------------------------------------------------------
                                                        First          Second         Third          Fourth
                                                     --------------------------------------------------------
Net sales                                            $29,513,000    $31,970,000    $29,566,000    $31,404,000
Cost of sales                                         17,718,000     19,827,000     18,935,000     28,123,000
Research and development                               4,613,000      4,598,000      4,425,000      4,839,000
Selling, general and administrative                    5,158,000      5,401,000      5,252,000      5,942,000
Net income (loss)                                      2,010,000      2,067,000        919,000     (7,527,000)
Net income (loss) per share:
  Basic                                                     0.11           0.11           0.05          (0.39)
  Diluted                                                   0.10           0.11           0.05          (0.39)
Shares used in per share calculations:
  Basic                                               18,888,000     18,910,000     18,985,000     19,084,000
  Diluted                                             19,683,000     19,510,000     19,731,000     19,084,000
Common Stock Market price range(1)           High         10-1/2          7-1/8          9-3/8          7-1/2
                                             Low           6-5/8          5-1/8        5-11/16        2-11/16

                                                                               1996
                                                     --------------------------------------------------------
                                                        First          Second         Third          Fourth
                                                     --------------------------------------------------------
Net sales                                            $28,642,000    $31,306,000    $33,054,000    $30,512,000
Cost of sales                                         17,771,000     18,947,000     19,474,000     18,111,000
Research and development                               3,460,000      3,726,000      3,971,000      3,917,000
Selling, general and administrative                    4,651,000      5,252,000      5,478,000      4,925,000
Net income                                             2,879,000      3,375,000      4,062,000      3,519,000
Net income per share:
  Basic                                                     0.16           0.18           0.22           0.19
  Diluted                                                   0.15           0.17           0.20           0.18
Shares used in per share calculations:
  Basic                                               18,533,000     18,646,000     18,756,000     18,840,000
  Diluted                                             19,429,000     19,903,000     19,861,000     19,990,000
Common Stock Market price range(1)           High          7-3/4         14-1/8         12-1/2         13-1/8
                                             Low           5-3/8         6-9/16          6-5/8          9-1/4




(1) Xicor's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market(SM) under the symbol XICO. The above table sets forth the high and low sales prices for the Common Stock as reported by Nasdaq for each calendar quarter. There were approximately 1,430 shareholders of record on December 31, 1997. Xicor has never paid dividends and does not anticipate paying any dividends in the foreseeable future.