Form 10-K, Exhibit 13
period 1998-12-31
XICOR INC
filed 1999-03-30
CIK 319191

--------------------------------------------------------------------------------
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing on pages 8 to 15.

RESULTS OF OPERATIONS

Xicor's sales were $106.1 million in 1998 compared to $122.5 million in 1997 and $123.5 million in 1996. Fiscal year 1998 presented Xicor with a major challenge as sales declined sharply from 1997, primarily due to the global slowdown in demand that resulted from the Asian economic crisis. The substantial excess global capacity in the industry caused a severe erosion of memory chip prices, which also contributed to the decline in Xicor's sales. Sales in 1997 were essentially flat compared to 1996 as order levels did not increase sufficiently to offset lower average selling prices.

   Gross profit as a percentage of sales was 15% in 1998, 31% in 1997 and 40% in 1996. The decline in the 1998 gross profit percentage compared to 1997 was primarily due to lower average selling prices as a result of competitive price pressures, Xicor's increased manufacturing cost level associated with increased production capacity and upgrading of the wafer fabrication operations during 1996 and 1997 and decreased factory utilization. During 1998 Xicor substantially reduced the production volume in its factory in response to ongoing weak business conditions. Unfavorable overhead variances that resulted from the fixed nature of certain manufacturing costs and the smaller number of units in production were expensed. Additionally, in the second quarter of 1998, Xicor wrote down inventories by $2.2 million to cover declining sales prices and inventories of certain devices that were discontinued as Xicor streamlines its product portfolio.

   In 1997 as a result of the economic crisis in Asia and declining global sales prices due to intense competition, Xicor established reserves of $6.2 million for inventories built for certain Asian customers and to write down inventory values due to lower expected selling prices. Excluding the inventory write down, 1997 gross profit as a percentage of sales was 36% compared to 40% in 1996. This decline in the gross profit percentage in 1997 was primarily due to lower average selling prices as a result of competitive price pressures and Xicor's increased manufacturing cost level associated with increased production capacity and upgrading of the wafer fabrication operations, partially offset by increased manufacturing volumes and efficiencies.

   Research and development expenses were 16% of sales in 1998, 15% in 1997 and 12% in 1996. Research and development expenses were relatively consistent as a percentage of sales in 1998 compared to 1997. Research and development spending in 1997 increased 23% over 1996 primarily due to an increase in the number of new products under development and increases in advanced submicron manufacturing process technology development efforts.

   Selling, general and administrative expenses represented 21% of sales in 1998, 18% in 1997 and 16% in 1996. Selling, general and administrative expenses increased in 1998 compared to 1997 due to intensified sales and marketing activities. Expenses increased in 1997 compared to 1996 primarily due to increased sales promotion activities and costs related to the realignment of Xicor's sales organization.

   During 1998 Xicor announced and began to implement a restructuring plan to revise its manufacturing and procurement strategies to significantly increase outsourcing of wafer fabrication and product testing to overseas subcontractors and to streamline operations. Accordingly, Xicor recorded $5 million in restructuring charges in 1998, consisting of $2.4 million of equipment write-offs due to the shifting of activity to an outside wafer foundry and $2.6 million for severance costs relating to a reduction in workforce. Xicor expects annual savings of approximately $0.8 million as a result of the equipment write-offs. Payroll savings are estimated at $13 million annually upon completion of the restructuring activities in 2000. However, such savings are expected to be partially offset by additional spending associated with outsourcing and increased selling and marketing efforts.

   To control total wafer fabrication costs, Xicor plans to limit 1999 wafer output at its in-house plant by operating at about a third of its full capacity. The burden on the income statement by the underutilized wafer fabrication plant will thus continue in 1999 but is expected to be to a lesser extent than in 1998 due to the cost reduction measures already taken and those planned for 1999, and increasing the supply of lower cost wafers from the outside foundry. However, the expected benefit of a higher percentage of lower cost products made by the foundry will be realized only after the first half of this year as shipment volume ramps up.

   At the beginning of 1999 Xicor raised prices on most of its memory products. While 1999 started with stronger product demand, there is a revenue risk associated with any price increase. Therefore, it is too early to project the impact of the price increase on 1999 sales. However, if 1999 sales stay level with 1998, the bottom line is expected to improve.

   Interest expense was relatively level in 1998 compared to 1997 due to normal monthly pay downs of debt, offset by additional interest expense associated with 1998 equipment financing of $1.5 million and 1997 equipment financing of $12.3 million. Interest expense increased in 1997 compared to 1996 due to the financing of the 1997 capital equipment acquisitions.

--------------------------------------------------------------------------------
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


   Interest income decreased in both 1998 and 1997 compared to the prior year due to a decrease in the average balance invested and in 1998, to a lesser extent, lower interest rates. Interest income is expected to decrease in 1999 principally due to the utilization of funds for operating activities, normal debt repayments and equipment purchases.

   No taxes were provided in 1998 due to the net loss. The provision for income taxes for 1997 and 1996 consisted primarily of federal and state minimum taxes, which resulted from limitations on the use of net operating loss carryforwards, and foreign taxes. Net deferred tax assets of $44.7 million at the end of 1998 remain fully reserved because of the uncertainty regarding the ultimate realization of these assets.

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 1998, Xicor had $17.9 million in cash, cash equivalents and short-term investments. Corresponding balances at the end of 1997 and 1996 were $32.5 million and $41.6 million, respectively. In 1998 Xicor used $7.1 million of cash for operating activities primarily due to the operating loss, $4.9 million for capital asset purchases and $6.6 million to repay long-term obligations. During 1998 Xicor generated $4 million from the sale of unregistered common stock to ATMI, Inc. in conjunction with a strategic alliance focused on the selling of Xicor's secure memory ICs by ATMI into smart card applications. During 1997, Xicor generated $8.1 million of cash from operating activities and $0.7 million from the exercise of employee stock options while using $11.8 million for capital asset purchases and $6.1 million to repay long-term debt, resulting in a $9.1 million net decrease in Xicor's cash and short-term investment position.

   During 1999 Xicor expects to use cash to fund operating activities, repay long-term obligations and purchase equipment. Capital expenditures for 1999 are currently planned at approximately $2 million. At December 31, 1998, Xicor had entered into commitments for equipment purchases aggregating less than $.5 million.

   Xicor has a line of credit agreement with a financial institution that expires March 31, 2000, provides for borrowings of up to $7.5 million against eligible accounts receivable and is secured by all of Xicor's assets. Interest on borrowings is charged at the prime lending rate plus 2% and is payable monthly. At December 31, 1998, the entire $7.5 million was available to Xicor based on the eligible accounts receivable balances and the borrowing formulas. To date, no amounts have been borrowed under this line of credit. Management believes that currently available cash and the existing line of credit facility will be adequate to support Xicor's operations for the next twelve months.

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE
SECURITIES LITIGATION REFORM ACT OF 1995

This Annual Report contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including statements regarding reduction of product costs and expected annual savings resulting from restructuring of manufacturing operations, including the outsourcing of wafer fabrication to an external wafer foundry and product testing to overseas subcontractors, the plan to run a substantial portion of lower cost wafer starts at the outside foundry, the continuation of wafer fab underutilization in 1999 although at a lesser extent than in 1998 due to cost reduction measures taken in late 1998 and planned for 1999 and the realization in the second half of 1999 of the benefits of lower cost products manufactured at Yamaha, the current assumption of level 1999 sales compared to 1998 but with an improved bottom line, the revenue risk associated with product price increases and the expectation that sufficient cash will be available to fund operating activities, repay long term debt and purchase equipment. Except for historical information, the matters discussed in this Annual Report are forward-looking statements that are subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. Factors that could cause Xicor's actual results to differ materially include the following: general economic conditions and conditions specific to the semiconductor industry, fluctuations in customer demand, competitive factors such as pricing pressures on existing products and the timing and market acceptance of new product introductions, Xicor's ability to have available an appropriate amount of low cost foundry production capacity in a timely manner, manufacturing efficiencies, the ability to continue effective cost reductions, the timely development of new products and submicron processes, the ability of Xicor, its customers, vendors and subcontractors to make their systems Year 2000 compliant, and the risk factors listed from time to time in Xicor's SEC reports, including but not limited to the "Factors Affecting Future Results" section following and Part I, Item 1. of the Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Xicor undertakes no obligation to publicly release or otherwise disclose the result of any revision to these forward-looking statements which may be made as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

--------------------------------------------------------------------------------
         MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                              RESULTS OF OPERATIONS
--------------------------------------------------------------------------------


FACTORS AFFECTING FUTURE RESULTS

The semiconductor industry is highly competitive and characterized by rapidly changing technology and steadily declining product prices. The current business climate has and will continue to result in significant underutilization of Xicor's wafer fabrication factory, which will adversely affect Xicor's business and results of operations. Xicor's results of operations are affected by a wide variety of factors, including general economic conditions and conditions specific to the semiconductor industry, decreases in average selling price over the life of any particular product, the timing of new product introductions (both by Xicor and competitors), availability of new manufacturing technologies, the ability to secure intellectual property rights in a rapidly evolving market and the ability to have an appropriate amount of production capacity in a timely manner. The sales level in any specific quarter is also a function of orders received during that quarter, as customers continue to shorten lead times for purchase commitments. Consistent with industry practice, customer orders are generally subject to cancellation by the customer without penalty. Xicor may be at a disadvantage in competing with major domestic and foreign concerns that have significant financial resources, established and diverse product lines, worldwide vertically integrated production facilities and extensive research and development capabilities.

   The semiconductor industry is also characterized by substantial capital and research and development investment for products and processes. The rapid rate of technological change within the industry requires Xicor to continually develop new and improved products and processes to maintain its competitive position. Xicor expects to continue to invest in the research and development of new products and manufacturing processes during 1999, although there can be no assurances that such research and development efforts or new products will be successful.

   Xicor uses a significant number of computer software programs and operating systems and intelligent hardware devices in its internal operations, including information technology (IT) systems and non-IT systems used in the design, manufacture and marketing of company products. These items are considered to be Year 2000 "objects" and to the extent that these objects are unable to correctly recognize and process date dependent information beyond the year 1999, some level of modification or replacement is necessary.

   Xicor's Year 2000 Compliance Program addresses Xicor IT and non-IT systems, Xicor products, key suppliers and key customers. The compliance program consists of five phases: Planning, Assessment, Renovation, Validation and Implementation. At the end of 1998, Xicor had largely completed the Assessment phase with respect to its internal operations and is in the Renovation phase. Company actions have and continue to include replacing certain systems, while modifying others. Xicor plans to have all critical objects that would prevent Xicor from meeting its customer commitments completed by mid-1999. Xicor believes its products are Year 2000 compliant. Xicor is also actively working with key suppliers of products and services to determine that the suppliers' operations and the products and services they provide are Year 2000 compliant. Xicor also intends to develop a contingency plan. Based on currently available information, the incremental costs associated with these efforts are expected to be less than $1.0 million, a portion of which relates to the purchase of software and hardware and will be capitalized. Most of these costs are expected to be incurred in 1999.

   Year 2000 compliance issues could have a significant impact on Xicor's operations and its financial results if modifications cannot be completed in a timely manner; unforeseen needs or problems arise; or, if the systems operated by Xicor's customers, vendors or subcontractors are not Year 2000 compliant.

   Xicor has an investment portfolio of fixed income securities that are classified as "held to maturity securities." These securities, like all fixed income instruments, are subject to interest rate risk and will fall in value if market interest rates increase. Xicor attempts to limit this exposure by investing primarily in short-term securities. In view of the nature and mix of Xicor's total portfolio a movement of 10% by market interest rates would not have a material impact on the total value of the portfolio at December 31, 1998.

   From time-to-time Xicor makes certain capital equipment or other purchases denominated in foreign currencies. As a result, Xicor's cash flows and earnings are exposed to fluctuations in interest rates and foreign currency exchange rates. Xicor attempts to limit these exposures through operational strategies and generally has not hedged currency exposures.

   Due to the foregoing and other factors, past results are a much less reliable predictor of the future than is the case in many older, more stable and less dynamic industries. In addition, the securities of many high technology companies, including Xicor, have historically been subject to extensive price and volume fluctuations that may adversely affect the market price of their common stock.

--------------------------------------------------------------------------------
                         FINANCIAL OPERATING INFORMATION
--------------------------------------------------------------------------------


                                              -------------------------------------------------------------------------
                                                                      Year Ended December 31,
-----------------------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)           1998            1997            1996            1995            1994
-----------------------------------------------------------------------------------------------------------------------

OPERATIONS DATA:
Net sales                                     $ 106,147       $ 122,453       $ 123,514       $ 113,550       $ 103,386
Cost of sales                                    89,844          84,603          74,303          69,214          68,056
-----------------------------------------------------------------------------------------------------------------------
     Gross profit                                16,303          37,850          49,211          44,336          35,330
-----------------------------------------------------------------------------------------------------------------------
Operating expenses:
     Research and development                    17,429          18,475          15,074          15,270          14,085
     Selling, general and administrative         22,634          21,753          20,306          19,474          18,779
     Restructuring charge                         4,985            --              --              --              --
-----------------------------------------------------------------------------------------------------------------------
                                                 45,048          40,228          35,380          34,744          32,864
-----------------------------------------------------------------------------------------------------------------------
Income (loss) from operations                   (28,745)         (2,378)         13,831           9,592           2,466
Interest expense                                 (1,872)         (1,834)         (1,421)           (605)           (618)
Interest income                                   1,086           1,901           2,001           1,584             580
-----------------------------------------------------------------------------------------------------------------------
Income (loss) before income taxes               (29,531)         (2,311)         14,411          10,571           2,428
Provision for income taxes                         --               220             576             535             129
-----------------------------------------------------------------------------------------------------------------------
Net income (loss)                             $ (29,531)      $  (2,531)      $  13,835       $  10,036       $   2,299
=======================================================================================================================
Net income (loss) per share:
     Basic                                    $   (1.53)      $   (0.13)      $    0.74       $    0.55       $    0.13
=======================================================================================================================
     Diluted                                  $   (1.53)      $   (0.13)      $    0.70       $    0.53       $    0.13
=======================================================================================================================
Shares used in per share calculations:
     Basic                                       19,262          18,967          18,693          18,216          18,004
=======================================================================================================================
     Diluted                                     19,262          18,967          19,820          19,031          18,364
=======================================================================================================================


                                                             December 31,
--------------------------------------------------------------------------------------------------------
                                    1998            1997            1996            1995            1994
--------------------------------------------------------------------------------------------------------

BALANCE SHEET DATA:
     Working capital           $   5,382       $  28,248       $  37,134       $  30,525       $  19,831
     Total assets                 78,862         115,261         108,214          79,439          63,283
     Long-term debt               13,137          18,974          13,469           5,229           4,186
     Accumulated deficit         (97,627)        (68,096)        (65,565)        (79,400)        (89,436)
     Shareholders' equity         30,605          56,108          57,957          43,031          31,384
========================================================================================================

--------------------------------------------------------------------------------
                           CONSOLIDATED BALANCE SHEETS
--------------------------------------------------------------------------------


                                                                                             December 31,
----------------------------------------------------------------------------------------------------------------
(In thousands)                                                                              1998            1997
----------------------------------------------------------------------------------------------------------------

ASSETS
Current assets:
     Cash and cash equivalents                                                         $  17,881       $  21,106
     Short-term investments                                                                 --            11,372
     Accounts receivable                                                                   8,835          11,003
     Inventories                                                                          12,770          23,933
     Prepaid expenses and other current assets                                             1,016           1,013
----------------------------------------------------------------------------------------------------------------
         Total current assets                                                             40,502          68,427
Property, plant and equipment, at cost less accumulated depreciation                      38,074          46,628
Other assets                                                                                 286             206
----------------------------------------------------------------------------------------------------------------
                                                                                       $  78,862       $ 115,261
----------------------------------------------------------------------------------------------------------------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
     Accounts payable                                                                  $   9,279       $  11,596
     Accrued expenses                                                                      9,504           8,133
     Deferred income on shipments to distributors                                          9,121          13,913
     Current portion of long-term obligations                                              7,216           6,537
----------------------------------------------------------------------------------------------------------------
         Total current liabilities                                                        35,120          40,179
----------------------------------------------------------------------------------------------------------------
Long-term obligations                                                                     13,137          18,974
----------------------------------------------------------------------------------------------------------------
Commitments and contingencies
Shareholders' equity:
     Preferred stock; 5,000 shares authorized                                               --              --
     Common stock; 75,000 shares authorized; 20,134 and 19,092 shares outstanding        128,232         124,204
     Accumulated deficit                                                                 (97,627)        (68,096)
----------------------------------------------------------------------------------------------------------------
                                                                                          30,605          56,108
----------------------------------------------------------------------------------------------------------------
                                                                                       $  78,862       $ 115,261
================================================================================================================


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF OPERATIONS
--------------------------------------------------------------------------------


                                              -----------------------------------------
                                                       Year Ended December 31,
---------------------------------------------------------------------------------------
(In thousands, except per share amounts)           1998            1997            1996
---------------------------------------------------------------------------------------

Net sales                                     $ 106,147       $ 122,453       $ 123,514
Cost of sales                                    89,844          84,603          74,303
---------------------------------------------------------------------------------------
     Gross profit                                16,303          37,850          49,211
---------------------------------------------------------------------------------------
Operating expenses:
     Research and development                    17,429          18,475          15,074
     Selling, general and administrative         22,634          21,753          20,306
     Restructuring charge                         4,985            --              --
---------------------------------------------------------------------------------------
                                                 45,048          40,228          35,380
---------------------------------------------------------------------------------------
Income (loss) from operations                   (28,745)         (2,378)         13,831
Interest expense                                 (1,872)         (1,834)         (1,421)
Interest income                                   1,086           1,901           2,001
---------------------------------------------------------------------------------------
Income (loss) before income taxes               (29,531)         (2,311)         14,411
Provision for income taxes                         --               220             576
---------------------------------------------------------------------------------------
Net income (loss)                             $ (29,531)      $  (2,531)      $  13,835
=======================================================================================
Net income (loss) per share:
     Basic                                    $   (1.53)      $   (0.13)      $    0.74
=======================================================================================
     Diluted                                  $   (1.53)      $   (0.13)      $    0.70
=======================================================================================
Shares used in per share calculation:
     Basic                                       19,262          18,967          18,693
=======================================================================================
     Diluted                                     19,262          18,967          19,820
=======================================================================================


--------------------------------------------------------------------------------
                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
--------------------------------------------------------------------------------


                                          Common Stock
                                      --------------------    Accumulated
(In thousands)                        Shares        Amount        Deficit         Total
---------------------------------------------------------------------------------------
Balance at December 31, 1995          18,524      $122,431      $(79,400)      $ 43,031
Exercise of stock options                349         1,091          --            1,091
Net income                              --            --          13,835         13,835
---------------------------------------------------------------------------------------
Balance at December 31, 1996          18,873       123,522       (65,565)        57,957
Exercise of stock options                219           682          --              682
Net loss                                --            --          (2,531)        (2,531)
---------------------------------------------------------------------------------------
Balance at December 31, 1997          19,092       124,204       (68,096)        56,108
Issuance of shares:
     Private investor                  1,000         3,973          --            3,973
     Exercise of stock options            42            55          --               55
Net loss                                --            --         (29,531)       (29,531)
---------------------------------------------------------------------------------------
Balance at December 31, 1998          20,134      $128,232      $(97,627)      $ 30,605
=======================================================================================


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
--------------------------------------------------------------------------------


                                                                                  Year Ended December 31,
                                                                         --------------------------------------
(In thousands)                                                               1998           1997           1996
---------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
     Net income (loss)                                                   $(29,531)      $ (2,531)      $ 13,835
     Adjustments to reconcile net income (loss) to cash
     provided by operating activities:
         Depreciation and amortization                                     12,521         11,380          8,220
         Non-cash restructuring charge                                      2,358           --             --
         Changes in assets and liabilities:
              Accounts receivable                                           2,168            608          1,819
              Inventories                                                  11,163         (4,579)        (7,377)
              Prepaid expenses and other current assets                        (3)           371           (482)
              Other assets                                                    (80)            94             66
              Accounts payable and accrued expenses                          (946)         2,534          2,893
              Deferred income on shipments to distributors                 (4,792)           188            331
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) operating activities                       (7,142)         8,065         19,305
---------------------------------------------------------------------------------------------------------------
Cash flows from investing activities:
     Investments in plant and equipment, net                               (4,872)       (11,761)        (8,977)
     Purchases of short-term investments                                   (4,356)       (28,395)       (46,856)
     Maturities of short-term investments                                  15,728         38,182         43,833
---------------------------------------------------------------------------------------------------------------
Net cash provided by (used for) investing activities                        6,500         (1,974)       (12,000)
---------------------------------------------------------------------------------------------------------------
Cash flows from financing activities:
     Repayments of long-term obligations                                   (6,611)        (6,081)        (5,241)
     Proceeds from sale of common stock, net of issuance costs:
         To private investor                                                3,973           --             --
         To employees                                                          55            682          1,091
---------------------------------------------------------------------------------------------------------------
Net cash used for financing activities                                     (2,583)        (5,399)        (4,150)

Increase (decrease) in cash and cash equivalents                           (3,225)           692          3,155
Cash and cash equivalents at beginning of year                             21,106         20,414         17,259
---------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                 $ 17,881       $ 21,106       $ 20,414
===============================================================================================================
Supplemental information:
Cash paid (refunded) during the year for:
     Interest expense                                                    $  1,939       $  1,713       $  1,421
     Income taxes                                                            (113)           415            682
Equipment acquired pursuant to long-term obligations                        1,453         12,255         15,866
===============================================================================================================


See accompanying notes to consolidated financial statements.

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 1. THE COMPANY AND ITS SIGNIFICANT
ACCOUNTING POLICIES:

Xicor, Inc. (Xicor) develops, manufactures and sells semiconductor memory devices. Xicor operates in one reportable segment based on the company's internal organization. One customer accounted for 15% of sales in 1998, 16% in 1997 and 14% in 1996. Sales are attributed to geographic areas based on the location to which the product is shipped. Sales by country are as follows:


                               Year Ended December 31,
                             ---------------------------
(In millions)                   1998      1997      1996
--------------------------------------------------------
United States                $    57   $    68   $    68
Japan                             11        18        27
Other foreign countries           38        36        29
--------------------------------------------------------
                             $   106   $   122   $   124
========================================================

   Xicor has adopted accounting practices which are generally accepted in the industry in which it operates. Following are Xicor's significant accounting policies:

FISCAL YEAR. Xicor's fiscal year ends on the Sunday nearest December 31. For purposes of financial statement presentation, each fiscal year is deemed to have ended on December 31. Fiscal year 1998 consisted of 53 weeks. Fiscal years 1997 and 1996 each consisted of 52 weeks.

BASIS OF PRESENTATION. The consolidated financial statements include the accounts of Xicor and its wholly-owned subsidiaries. Significant intercompany accounts and transactions have been eliminated.

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS. Cash equivalents and short-term investments consist principally of United States Government Treasury Bills and certificates of deposit. Highly liquid investments with a maturity of three months or less at the time of purchase are considered cash equivalents. All investments are classified as "held-to-maturity securities" and are valued at amortized cost, which approximates fair market value.

CONCENTRATIONS OF CREDIT RISK. Financial instruments which potentially subject Xicor to concentrations of credit risk consist principally of cash equivalents and short-term investments and accounts receivable. Xicor invests primarily in United States Government Treasury Bills and certificates of deposit and places its investments with high-credit-quality financial institutions. Xicor's accounts receivable are derived from sales to original equipment manufacturers and distributors serving a variety of industries located primarily in the United States, Europe and the Far East. Xicor performs ongoing credit evaluations of its customers and to date has not experienced any material losses.

FAIR VALUE OF FINANCIAL INSTRUMENTS. Xicor measures its financial assets and liabilities in accordance with generally accepted accounting principles. For financial instruments, including cash and cash equivalents, short-term investments, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities. The amounts shown for long-term obligations also approximate fair value.

INVENTORIES. Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out basis for raw materials and supplies, and a standard cost basis (which approximates first-in, first-out) for work in process and finished goods.

PROPERTY AND EQUIPMENT. Depreciation for financial reporting purposes is computed using the straight-line method and the assets' estimated useful lives, principally five years. Amortization of leasehold improvements is computed over the shorter of the remaining terms of the leases or the estimated useful lives of the improvements. Construction in progress consists of leasehold improvements not completed and equipment received but not yet placed in service.

REVENUE RECOGNITION. Certain of Xicor's sales are made to distributors under agreements allowing rights of return and price protection on unsold merchandise. Because of frequent sales price reductions and rapid technological obsolescence in the industry, Xicor defers recognition of such sales until the merchandise is sold by the distributors. Amounts billed to the distributors are included as accounts receivable and the related gross profit is deferred and reflected as a current liability until the merchandise is sold by the distributors. Revenue from all other product sales is recognized upon shipment.

NET INCOME (LOSS) PER SHARE. Basic net income (loss) per share is computed using the weighted average number of common shares outstanding. Diluted net income
(loss) per share is computed using the weighted average number of common shares and all dilutive potential common shares outstanding.

ACCOUNTING FOR STOCK OPTIONS. In accordance with Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," Xicor applies Accounting Principles Board Opinion No. 25 for purposes of accounting for employee stock options. Because the exercise prices of Xicor's employee stock options equal the market price of the underlying stock on the date of grant, no compensation expense is recognized in the financial statements. Xicor provides additional pro forma disclosures as required under SFAS 123 in Note 5.

NEW ACCOUNTING PRONOUNCEMENT. In June, 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities", which establishes standards for accounting and reporting on derivative instruments for periods beginning after June 15, 1999. SFAS 133 requires that all derivative instruments be recognized in the

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


balance sheet as either assets or liabilities and measured at fair value.
It also requires current recognition in earnings of changes in the fair value of derivative instruments depending on the intended use of the derivative and the resulting designation. Xicor is evaluating the effects of the new standard.

NOTE 2. FINANCIAL STATEMENT COMPONENTS:

Balance Sheet

                                                       December 31,
                                                ---------------------------
(In thousands)                                       1998              1997
---------------------------------------------------------------------------
Inventories:
   Raw materials and supplies                   $   1,450         $   4,229
   Work in process                                  7,036            13,012
   Finished goods                                   4,284             6,692
---------------------------------------------------------------------------
                                                $  12,770         $  23,933
===========================================================================
Property, plant and equipment:
   Leasehold improvements                       $  17,674         $  17,518
   Equipment                                      124,371           116,349
   Furniture and fixtures                           1,881             1,817
   Construction in progress                         1,501             8,104
---------------------------------------------------------------------------
                                                  145,427           143,788
   Accumulated depreciation                      (107,353)          (97,160)
---------------------------------------------------------------------------
                                                $  38,074         $  46,628
===========================================================================
Accrued expenses:
   Accrued wages and employee benefits          $   4,038         $   3,984
   Other accrued expenses                           5,466             4,149
---------------------------------------------------------------------------
                                                $   9,504         $   8,133
===========================================================================

ACCOUNTS RECEIVABLE. Accounts receivable at December 31, 1998 and 1997 are presented net of an allowance for doubtful accounts of $0.5 million.

STATEMENT OF OPERATIONS. During 1998 Xicor announced and began to implement a restructuring plan to revise its manufacturing and procurement strategies to significantly increase outsourcing of wafer fabrication and product testing to overseas subcontractors and to streamline operations. Accordingly, Xicor recorded $5 million in restructuring charges in 1998, consisting of $2.4 million of equipment write-offs associated with equipment not in service due to the shifting of activity to an outside wafer foundry and $2.6 million for severance costs relating to a 38% reduction in workforce. Equipment with a net book value of $2.8 million was written down to its estimated net realizable value of $0.4 million. Given the current oversupply conditions in the used semiconductor equipment market, Xicor is unable to predict the time needed to dispose of the equipment held for sale and accordingly has included such equipment in property, plant and equipment. The workforce reductions are primarily in manufacturing and related support groups and to a lesser extent in the selling, administrative and engineering functions. At December 31, 1998, $1.2 million of the severance costs had been paid, with the $1.4 million balance expected to be paid by 2000.

NOTE 3. LEASE COMMITMENTS:

Xicor leases its facilities and certain equipment under non-cancelable lease agreements. Xicor's major facilities leases expire at various dates through 2001 and provide for renewal options to extend the leases for up to 15 years. These leases provide for increased rental rates, generally based on the Consumer Price Index with specified limitations during the renewal periods. Equipment leases are for terms of four to six years and require Xicor to pay property taxes, insurance and maintenance and repair costs.

   Leases which meet certain specific criteria are considered capital leases and, accordingly, are accounted for as the acquisition of an asset and the incurrence of a liability. Upon expiration of the related lease, the then fully depreciated asset (and the related accumulated depreciation) are removed from the accounts. Assets recorded under capital leases were as follows:

                                        December 31,
                                -------------------------
(In thousands)                      1998             1997
---------------------------------------------------------
Equipment                       $ 33,045         $ 33,645
Accumulated depreciation         (13,933)          (8,278)
---------------------------------------------------------
                                $ 19,112         $ 25,367
=========================================================

   Minimum future lease payments under non-cancelable leases as of December 31, 1998 were as follows:

                                                Capital        Operating
(In thousands)                                   Leases           Leases
------------------------------------------------------------------------
Years:
   1999                                        $  8,750         $  4,069
   2000                                           5,106            1,881
   2001                                           4,308            1,085
   2002                                           3,717              119
   2003                                           1,438                7
------------------------------------------------------------------------
Total minimum lease payments                     23,319         $  7,161
                                                                ========
Less amount representing interest                (2,966)
-------------------------------------------------------
Present value of minimum lease payments          20,353
Less current portion                             (7,216)
-------------------------------------------------------
Long-term lease obligation                     $ 13,137
=======================================================

   Total rental expense under non-capitalized leases was as follows (including month-to-month rentals): 1998--$4.7 million, 1997--$4.5 million, 1996--$3.7 million.

NOTE 4. LINE OF CREDIT AGREEMENT:

Xicor has a line of credit agreement with a financial institution which expires on March 31, 2000 and provides for borrowings of up to 80% of eligible accounts receivable, not to exceed $7.5 million. Interest is charged at the prime lending rate plus 2%, with a minimum rate of 8%, and is payable monthly. This credit facil-

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


ity is secured by all the assets of Xicor. The agreement contains restrictions which, among other things, preclude the payment of dividends, stock repurchases and the sale of assets other than in the normal course of business. At December 31, 1998, there were no borrowings outstanding under this line of credit.

NOTE 5. COMMON STOCK:

OPTION PLANS. Xicor has two stock option plans for its employees, the 1990 Plan and the 1998 Plan which excludes officers of the company. The 1995 Director Option Plan provides for an initial grant of 20,000 options to each of the Company's directors and automatic annual grants of 5,000 options thereafter. The total number of shares of common stock authorized for issuance under the 1990 Employee Plan, the 1998 Employee Plan and the 1995 Director Plan are 3,200,000, 250,000 and 200,000, respectively.

   Options under all plans generally are exercisable in 25% annual increments and expire no later than ten years from date of grant. All outstanding options were granted at 100% of the fair market value of the stock at the date of grant. The following table summarizes the option activity under all plans.


                                          Number        Average
                                       of Shares   Option Price
                                   (In thousands)     Per Share
---------------------------------------------------------------
Outstanding at December 31, 1995           1,683           3.29
Granted                                      734           7.02
Exercised                                   (349)          3.12
Canceled                                    (115)          5.15
------------------------------------------------
Outstanding at December 31, 1996           1,953           4.61
Granted                                      463           6.80
Exercised                                   (219)          3.12
Canceled                                    (198)          5.82
------------------------------------------------
Outstanding at December 31, 1997           1,999           5.16
Granted                                    2,203           2.31
Exercised                                    (42)          1.28
Canceled                                  (1,584)          5.86
------------------------------------------------
Outstanding at December 31, 1998           2,576           2.36
================================================

   In February 1998, substantially all outstanding options held by employees with a share price in excess of $2.75 per share were repriced to $2.75 per share, the fair market value as of the date of the repricing. A total of 1,217,950 options were repriced and are included in the grant and cancellation activity for 1998.

   The number of stock options available for grant as of December 31, 1998, 1997 and 1996 were 426,400, 827,000, and 1,124,950, respectively. At December 31,
1998, 3,001,950 shares of common stock were reserved for issuance upon exercise of stock options. Options outstanding at December 31, 1998 and related weighted average price and life information follows:


                        Options Outstanding                     Options Exercisable
                      -------------------------------------    ---------------------
Range of                                        Remaining
Exercise Prices         Shares          Price   Life (years)     Shares        Price
------------------------------------------------------------------------------------
$ 0.69-$ 0.78           186,500        $ 0.78       9.5          6,500        $ 0.69
$ 1.09-$ 1.62           664,900        $ 1.37       6.5        270,400        $ 1.36
$ 1.87-$ 2.75         1,582,900        $ 2.65       7.3        719,476        $ 2.63
$ 3.44-$ 4.00            61,250        $ 3.45       6.2         41,250        $ 3.46
$ 5.44-$ 7.25            60,000        $ 6.23       7.8         20,000        $ 6.17
$11.50-$11.50            20,000        $11.50       7.3         10,000        $11.50
------------------------------------------------------------------------------------
$ 0.69-$11.50         2,575,550        $ 2.36       7.3      1,067,626        $ 2.47
====================================================================================

   The fair value of options at date of grant was estimated using the Black-Scholes model. The weighted average grant date fair value of options granted was $0.79, $3.59 and $3.68 for the three years ended December 31, 1998. The estimated stock-based compensation cost calculated using the assumptions indicated totaled $2,103,000, $1,364,000 and $1,487,000 for the three years in the period ended December 31, 1998. The pro forma net income (loss) resulting from the increased compensation cost was ($31,634,000) or ($1.64), ($3,895,000) or ($0.21) per share, and $12,348,000 or $0.63 per share per share for the three years ended December 31, 1998. The effect of stock-based compensation on net income (loss) for the three years ended December 31, 1998 may not be representative of the effect on pro forma net income (loss) in future years because compensation expense related to grants made prior to 1995 is not considered.

   The following weighted average assumptions are included in the estimated fair value grant date calculation of Xicor's stock options:

                             1998       1997       1996
-------------------------------------------------------
Expected life (years)           5          5          5
Interest rate                5.31%      5.99%      5.55%
Volatility                     70%        70%        70%
Dividend yield                  0%         0%         0%

STOCK PURCHASE PLAN. In May 1998, the shareholders of Xicor approved an employee stock purchase plan. The plan permits eligible employees to purchase shares of common stock through payroll deductions, not to exceed 10% of the employee's compensation, at 85% of the lesser of the fair market value of such shares at the beginning of a 24-month offering period or the end of each six-month segment within such offering period. Common stock purchases under this plan are limited to 250 shares per employee in each six-month segment. At December 31, 1998, 3.8 million shares of common stock were reserved for issuance under this plan. The first six-month segment commenced November 2, 1998 and purchases of common stock under this plan will begin in 1999.

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 6. EMPLOYEE INCENTIVE CASH BONUS
PROFIT SHARING PROGRAM:

Xicor has an Employee Incentive Cash Bonus Profit Sharing Program (the "Program"). Under the Program, twice a year (two profit sharing periods) 5% to 15% of Xicor's consolidated operating income, excluding certain non-product revenues, is distributed to employees. The exact percentage to be distributed is determined by a Committee of the Board of Directors; however, in no event may the distribution result in a net loss after taxes to Xicor for any profit sharing period. Profit sharing bonuses relating to 1997 and 1996 totaled $0.3 million and $1.2 million, respectively. No profit sharing bonuses were paid relating to 1998.

NOTE 7. INCOME TAXES:

The income tax provision consists of the following:

                          Year Ended December 31,
                      -------------------------------
(In thousands)          1998         1997        1996
-----------------------------------------------------
Federal               $ --         $   45      $  322
State                   --             25         192
Foreign                 --            150          62
-----------------------------------------------------
                      $ --         $  220      $  576
=====================================================

   The reconciliation between the amount computed by applying the U.S. Federal statutory rate and the reported tax expense is as follows:


                                                 Year Ended December 31,
                                           -------------------------------------
(In thousands)                              1998            1997            1996
--------------------------------------------------------------------------------
Federal statutory rate                     (35.0%)         (35.0%)          35.0%
Operating losses with
no current benefit                          35.0            35.0              --
Utilization of previously reserved
net operating losses                          --              --           (24.4)
Foreign, alternative minimum
and other taxes                               --             9.5            (6.6)
--------------------------------------------------------------------------------
                                             0.0%            9.5%            4.0%
================================================================================


   Deferred tax assets (liabilities) are comprised of the following:


                                                 Year Ended December 31,
                                               -------------------------
(In thousands)                                     1998             1997
------------------------------------------------------------------------
Deferred tax assets:
   Federal and state loss and credit
   carryforwards                               $ 26,894         $ 16,700
   Capitalized research and development           4,778            3,966
   Inventory reserves and basis
   differences                                    6,577            8,060
   Deferred income on shipments
   to distributors                                  873              995
   Restructuring                                  1,460               --
   Depreciation                                   3,293            3,003
   Other                                          3,076            2,860
------------------------------------------------------------------------
                                                 46,951           35,584
Deferred tax liabilities                         (2,266)          (1,732)
Deferred tax assets valuation
allowance                                       (44,685)         (33,852)
------------------------------------------------------------------------
Net deferred taxes                             $     --         $     --
========================================================================

   The deferred tax assets valuation allowance is attributed to U.S. Federal and state deferred tax assets. Management believes sufficient uncertainty exists regarding the realizability of the net deferred tax assets such that a full valuation allowance is required.

   At December 31, 1998, Xicor had Federal tax net operating loss carryforwards and general business credit carryforwards of approximately $58 million and $2.8 million, respectively. These carryforwards expire in varying amounts from 1999 through 2013. The net operating loss carryforward includes approximately $7 million resulting from employee exercises of non-incentive stock options, the tax benefit of which, when realized, will be accounted for as an addition to common stock rather than as a reduction of the provision for income taxes. At December 31, 1998, Xicor also had California state tax net operating loss and credit carryforwards of approximately $8 million and $3.3 million, respectively. These carryforwards expire in varying amounts from 2002 to 2006. Availability of the net operating loss and credit carryforwards may potentially be reduced in the event of certain substantial changes in equity ownership.

NOTE 8. RELATED PARTY:

In November 1998 Xicor and Advanced Technology Materials, Inc. (ATMI) entered into a strategic alliance focused on integrated circuit (IC) sales into smart card applications. ATMI, through its Emosyn division, has the right to become Xicor's exclusive sales channel for Xicor secure memory IC products in chip or module form to customers for use in smart card applications. Xicor will continue to sell these products worldwide to all customer applications other than smart cards. Additionally, Xicor and Emosyn will jointly define future IC products suitable for the smart card industry, to be manufactured by Xicor and sold by Emosyn. As part of this agreement. ATMI purchased from Xicor 1,000,000 unregistered shares of Xicor common stock at $4.00 per share, for which it has certain registration rights. Also, after achieving agreed upon goals, but not before the end of Year 2001, ATMI may purchase the rights to Xicor's Security IC product line for use only in smart card applications. The purchase price will be determined by an agreed upon formula. Following the purchase, Xicor will continue to supply such chips to Emosyn, and will also continue to sell its security products using its distribution channels to all applications other than smart cards.

--------------------------------------------------------------------------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------


NOTE 9. EARNINGS PER SHARE:

The same net income (loss) amounts were used for Basic Earnings Per Share (EPS) and Diluted EPS for the three years ended December 31, 1998. For the years ended December 31, 1998 and 1997, the number of shares used in the calculations of both EPS amounts were the same since stock options aggregating 2,576,000 and 1,999,000, respectively, were excluded as they were antidilutive. Common stock equivalents of 1,127,000 were the only reconciling items between the number of shares used to calculated Basic EPS and Diluted EPS for the year ended December 31, 1996.

NOTE 10. CONTINGENCIES:

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

REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Xicor, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Xicor, Inc. and its subsidiaries at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


/s/ PricewaterhouseCoopers LLP
--------------------------------
San Jose, California
January 27, 1999

--------------------------------------------------------------------------------
                  FINANCIAL INFORMATION BY QUARTER (UNAUDITED)
--------------------------------------------------------------------------------


The following table sets forth unaudited financial information for each quarterly reporting period in the fiscal years ended December 31, 1998 and 1997:

                                                                        1998
---------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)         First           Second            Third         Fourth(1)
---------------------------------------------------------------------------------------------------------
Net sales                                     $ 27,746         $ 26,787         $ 24,695         $ 26,919
Cost of sales                                   19,892           25,521           21,479           22,952
Research and development                         4,566            4,628            4,304            3,931
Selling, general and administrative              5,498            5,620            5,448            6,068
Restructuring charge                                --               --            1,267            3,718
Net income (loss)(2)                            (2,354)          (9,184)          (8,038)          (9,955)
Net income (loss) per share:
     Basic                                       (0.12)           (0.48)           (0.42)           (0.51)
     Diluted                                     (0.12)           (0.48)           (0.42)           (0.51)
Shares used in per share calculations:
     Basic                                      19,095           19,108           19,123           19,689
     Diluted                                    19,095           19,108           19,123           19,689
Common Stock Market price range(3):
     High                                        3 5/8            3 1/8          1 13/16            2 7/8
     Low                                       2 17/32          1 11/16          1                  25/32
=========================================================================================================


                                                                        1997
---------------------------------------------------------------------------------------------------------
(In thousands, except per share amounts)         First           Second            Third         Fourth(1)
---------------------------------------------------------------------------------------------------------
Net sales                                     $ 29,513         $ 31,970         $ 29,566         $ 31,404
Cost of sales                                   17,718           19,827           18,935           28,123
Research and development                         4,613            4,598            4,425            4,839
Selling, general and administrative              5,158            5,401            5,252            5,942
Net income (loss)(2)                             2,010            2,067              919           (7,527)
Net income per share:
     Basic                                        0.11             0.11             0.05            (0.39)
     Diluted                                      0.10             0.11             0.05            (0.39)
Shares used in per share calculations:
     Basic                                      18,888           18,910           18,985           19,084
     Diluted                                    19,683           19,510           19,731           19,084
Common Stock Market price range(3):
     High                                       10 1/2            7 1/8            9 3/8            7 1/2
     Low                                         6 5/8            5 1/8          5 11/16          2 11/16
=========================================================================================================

(1) All quarters consist of 13 weeks except for the fourth quarter of 1998 which consists of 14 weeks.

(2) See Management's Discussion and Analysis of Financial Condition and Results of Operations for factors contributing to the losses.

(3) Xicor's Common Stock trades on the Nasdaq National Market tier of the Nasdaq Stock Market(SM) under the symbol XICO. The above table sets forth the high and low sales prices for the Common Stock as reported by Nasdaq for each calendar quarter. There were approximately 1,400 shareholders of record on December 31, 1998. Xicor has never paid dividends and does not anticipate paying any dividends in the foreseeable future.


16